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07024709

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME C&C Group plc

*CURRENT ADDRESS

PROCESSED
JUN 2 8 2007
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34854 FISCAL YEAR 2-28-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/26/07

REFERENCE No: 82-34854

C&C group plc

Annual General Meeting

13 July 2007

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the course of action you should take, please immediately consult your independent financial adviser (being, in the case of shareholders in Ireland, an adviser authorised or exempt under the Investment Intermediaries Act, 1995 and, in the case of shareholders in the United Kingdom, an adviser authorised pursuant to the UK Financial Services Act, 1986).

If you have sold or otherwise transferred all your shares in C&C Group plc, please pass this document and the accompanying Form of Proxy to the purchaser or the transferee, or to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

c&c group plc

1 June 2007

Dear Shareholder

The Annual General Meeting of the Company will be held at the Westbury Hotel, Grafton Street, Dublin 2, Ireland on 13 July 2007 at 12.00 noon. The notice of the meeting is attached.

In addition to the Ordinary Business to be transacted at the meeting, which is referred to in Resolutions 1 to 8 in the notice, the Directors propose that Special Business, as set out in Resolutions 9 to 12 in the notice, be transacted at the meeting for the purposes explained below.

Re-election of Directors

Under the Company's Articles of Association each director retires at the annual general meeting held in the third year after he or she was last re-elected.

This year, Brendan Dwan, Liam FitzGerald, Brendan McGuinness and I will retire by rotation and resolutions 3 to 6 propose our re-election as directors. Full biographical details of all directors are found on pages 26 to 27 of the Annual Report and Accounts which accompany this notice of meeting.

The Nomination Committee has reviewed the performance of all of the non-executive Directors, and has concluded that Liam FitzGerald's and my own performance continues to be effective and that, as non-executive Directors proposed for re-election, we continue to demonstrate commitment to our roles.

Remuneration of non-executive Directors

The Articles of Association require the Company to establish, with shareholder approval, a maximum annual limit on the ordinary remuneration (i.e., directors' fees, not including executive remuneration) payable to the Directors.

The Company attaches particular importance to the knowledge and breadth of experience that non-executive directors bring to the Board, and so the Directors propose to seek, at the forthcoming Annual General Meeting, shareholder approval to increase the ceiling on the Directors' ordinary remuneration from €700,000 to €750,000 (on the basis that the executive Directors shall not be entitled to any such remuneration).

The new limit will provide the Company with the flexibility necessary to maintain fees at a level which reflects the increasing responsibilities and time commitments of the non-executive Directors and to make additional non-executive appointments should this be desirable.

Special Business at AGM

General authority to allot shares and disapplication of pre-emption rights

At the annual general meeting of the Company held in 2006, shareholders gave the Directors a general authority under Section 20 of the Companies (Amendment) Act, 1983 to allot shares. That authority will expire at the conclusion of the forthcoming Annual General Meeting.

The power given to the Directors at last year's annual general meeting to allot shares for cash otherwise than in accordance with statutory pre-emption rights also expires at the conclusion of the forthcoming Annual General Meeting.

Kylemore Park, Dublin 10, Ireland.
Registered in Ireland No: 383466. Registered Office: Kylemore Park, Dublin 10, Ireland.
T: +353 1 616 1100. F: +353 1 616 1125. info@candcgroup.ie www.candcgroupplc.com

By Resolution 9, the Directors will, at the forthcoming Annual General Meeting, seek authority to allot shares up to a nominal value of €1,094,000 which is equal to approximately one-third of the issued ordinary share capital of the Company as at the date of this Notice. In addition, the Directors will, pursuant to Resolution 10, seek power to allot shares for cash otherwise than in accordance with statutory pre-emption rights up to an aggregate nominal value of €164,156 (which is equal to approximately 5% of the nominal value of the issued share capital of the Company as at the date of this notice) or in the event of a rights issue. These authorities will expire at the conclusion of next year's annual general meeting or 15 months after the forthcoming Annual General Meeting, whichever is the earlier. The Directors have currently no intention to issue shares pursuant to these authorities except for issues of ordinary shares under the Company's share option plans and the Scrip Dividend Scheme.

Authority to make market purchases of the Company's own shares

Pursuant to Resolution 11, shareholders are being asked to grant to the Company an authority to make market purchases of up to 10% of its own shares, continuing the authority granted by the shareholders at last year's annual general meeting, in order to allow the Company to complete the share buy-back programme announced on 9 and 14 May 2007. The authority would only be exercised if market conditions make it advantageous to do so. The authority being sought under this resolution would permit any shares so purchased either to be cancelled or held as treasury shares, but the Company has determined that shares repurchased under the announced buy-back programme will be cancelled immediately on acquisition.

Resolution 11 sets out the minimum and maximum prices which may be paid.

There were outstanding at 1 June 2007, options to subscribe for 6,082,065 ordinary shares, representing approximately 1.85% of the Company's issued share capital. If the full repurchase authority were to be exercised in full, the shares subject to these options would represent approximately 2.05% of the Company's issued share capital.

Authority to reissue ordinary shares

Pursuant to Resolution 12, shareholders are being asked to sanction the price range at which any treasury share (that is, a share of the Company purchased and held by the Company rather than being cancelled) may be reissued other than on the Irish Stock Exchange. The maximum and minimum prices at which such a share may be reissued are 120% and 95%, respectively, of the average market price of a share calculated over the five business days immediately preceding the date of such reissue. The Company holds no treasury shares at the date of this notice.

Action to be taken by you

You will find enclosed a form of proxy which, if you wish to appoint a proxy, must be completed and signed in accordance with the instructions and notes on the form and must be returned to the Company's registrar, Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Dublin 7, Ireland so as to be received not later than 48 hours before the time appointed for holding the meeting.

The return of a form of proxy will not preclude a registered shareholder from attending the meeting and voting in person if he or she wishes to do so.

Recommendation

The Directors consider the Resolutions to be proposed at the Annual General Meeting to be in the best interests of the Company and its shareholders as a whole and, accordingly, they unanimously recommend shareholders to vote in favour of each of the Resolutions as they intend to do in respect of their own beneficial holdings.

Yours faithfully

Tony O'Brien
Chairman

c&c group plc

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of C&C Group plc (the "Company") will be held at the Westbury Hotel, Grafton Street, Dublin 2, Ireland on 13 July 2007 at 12.00 noon for the following purposes:

Ordinary Business

1. **To consider the financial statements for the year ended 28 February 2007 and the reports of the directors and the auditors thereon. (Resolution No. 1)**

2. **To confirm and declare dividends. (Resolution No. 2)**

3. **To re-elect Brendan Dwan as a Director. (Resolution No. 3)**

4. **To re-elect Liam FitzGerald as a Director. (Resolution No. 4)**

5. **To re-elect Brendan McGuinness as a Director. (Resolution No. 5)**

6. **To re-elect Tony O'Brien as a Director. (Resolution No. 6)**

7. **To authorise the Directors to fix the remuneration of the auditors. (Resolution No. 7)**

8. **To consider and if thought fit to pass the following resolution as an Ordinary Resolution: (Resolution No. 8)**
   That the aggregate ordinary remuneration permitted to be paid to the Directors in accordance with Article 79 of the Company's Articles of Association be and is hereby increased to an amount not exceeding €750,000 per annum.

Special Business

9. **To consider and if thought fit to pass the following resolution as an Ordinary Resolution: (Resolution No. 9)**
   That the Directors be and they are hereby generally and unconditionally authorised, in substitution for all existing such authorities, to exercise all powers of the Company to allot relevant securities (within the meaning of section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount of €1,094,000 during the period commencing on the date of the passing of this Resolution and expiring on the earlier of the conclusion of the annual general meeting of the Company in 2008 and 13 October 2008 provided that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority hereby conferred had not expired.

10. **To consider and if thought fit to pass the following resolution as a Special Resolution: (Resolution No.10)**
    That the Directors be and they are hereby empowered pursuant to section 24 of the Companies (Amendment) Act, 1983 to allot equity securities (within the meaning of section 23 of the said Act) for cash pursuant to the authority conferred by Resolution No. 9 as if sub-section (1) of section 23 of the said Act did not apply to any such allotment, provided that this power shall be limited:

(i) to the allotment of equity securities in connection with an offer of securities, open for acceptance for a period fixed by the Directors, by way of rights to holders of Ordinary Shares of €0.01 each and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or otherwise howsoever); and

(ii) to the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of €164,156

and shall expire at the conclusion of the annual general meeting of the Company in 2008 or on 13 October 2008 (whichever shall be earlier), provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power hereby conferred had not expired.

11. To consider and if thought fit to pass the following resolution as a Special Resolution: (Resolution No. 11).
That the Company and/or any of its subsidiaries (being subsidiaries for the purposes of Part XI of the Companies Act, 1990) be and they are hereby generally authorised to make market purchases (as defined in section 212 of the Companies Act, 1990) of Ordinary Shares of €0.01 each in the capital of the Company ("Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be purchased pursuant to the terms of this Resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent. of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this Resolution;

(b) the minimum price that may be paid for any Share is €0.01;

(c) the maximum price that may be paid for any Share (a "**Relevant Share**") shall not be more than the higher of:

(i) an amount equal to 105 per cent. of the average market value of a Share as determined in accordance with this paragraph (c); and

(ii) that stipulated by Article 5(1) of the EU Buy-back and Stabilisation Regulation (EC 2273/2003), where the average market value of a Share for the purpose of sub-paragraph (i) shall be the amount equal to the average of the five amounts resulting from determining whichever of the following ((1), (2) or (3) specified below) in respect of Shares shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased as determined from the information published in the Irish Stock Exchange Official List reporting the business done on each of those five days:

(1) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(2) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(3) if there shall not be any dealing reported for the day, the average of the closing bid and offer prices for the day;

and if there shall be only a bid (but not an offer) price or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported, for any particular day, that day shall not be treated as a business day for the purposes of this paragraph (c); provided that if for any reason it shall be impossible or impracticable to determine an appropriate amount for any of those five days on the above basis, the Directors may, if they think fit and having taken into account the prices at which recent dealings in such shares have taken place, determine an amount for such day and the amount so determined shall be deemed to be appropriate for that day for the purposes of calculating the maximum price; and if the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then the maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent; and

(d) the authority hereby conferred shall expire at the close of business on the date of the next annual general meeting of the Company or the date 18 months after the passing of this Resolution (whichever shall be the earlier) but the Company or any subsidiary may before such expiry enter into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

12. To consider and if thought fit to pass the following resolution as a Special Resolution: (Resolution No. 12)
That:

(a) subject to the passing of Resolution 11 above, for the purposes of section 209 of the Companies Act, 1990, the re-issue price range at which any treasury shares (as defined by the said section 209) for the time being held by the Company may be re-issued off-market as ordinary shares shall be as follows:

(i) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120 per cent. of the Appropriate Price; and

(ii) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95 per cent. of the Appropriate Price;

(b) for the purposes of this resolution the expression "**Appropriate Price**" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in respect of Ordinary Shares of €0.01 each of the Company shall be appropriate for each of the five business days immediately preceding the day on which such treasury share is re-issued, as determined from information published in the Irish Stock Exchange Daily Official List reporting the business done on each of those five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shal not be any dealing reported for the day, the average of the closing bid and offer prices for the day:

and if there shall be only a bid (but not an offer) price or an offer (but not a bid) price reported, or if there shall not be any bid or offer price reported, for any particular day, then that day shall not be treated as a business day for the purposes of this paragraph (b); provided that if for any reason it shall be impossible or impracticable to determine an appropriate amount for any of those five days on the above basis, the Directors may, if they think fit and having taken into account the prices at which recent dealings in such shares have taken place, determine an amount for such day and the amount so determined shall be deemed to be appropriate for that day for the purposes of calculating the Appropriate Price; and if the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price is to be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent; and

(c) the authority hereby conferred shall expire at the close of business on the date of the next annual general meeting of the Company or on the date 18 months after the passing of this Resolution.

By Order of the Board
Noreen O'Kelly
Secretary

1 June 2007

NOTES:

(i) A member entitled to attend and vote at the above meeting is entitled to appoint a proxy (who need not be a member of the Company) to attend, speak and vote instead of him. A form of proxy is enclosed and, if used, should be deposited with the Company's registrars Capita Corporate Registrars Plc, Unit 5, Manor Street Business Park, Dublin 7, Ireland not later than 12.00 noon on 11 July 2007. Completion and return of the form of proxy will not preclude ordinary shareholders from attending and voting at the meeting should they wish to do so.

(ii) For shareholders holding shares in uncertificated form (pursuant to the Companies Act, 1990 (Uncertificated Securities) Regulations 1996) only those entered on the register of members of the Company by 12.00 noon on 11 July 2007 will be entitled to attend, speak and vote in respect of those shares.

END



REFERENCE No: 82-34854

C&C group plc

ANNUAL REPORT AND ACCOUNTS 2007



IRISH CIDER
Original

Contents

C&C is a brand leading manufacturer, marketer and distributor of beverages with a growing presence in cider, spirits and liqueurs.

C&C aims to generate above average shareholder returns by a combination of solid medium term earnings growth and a progressive dividend policy.

The Group will achieve growth targets through its skills in marketing and brand management; focusing marketing investment on a number of high margin growth categories and markets; and the continuous pursuit of efficiency improvements.

The Group's commitment to a progressive dividend policy will be supported by maintaining a high return on capital employed and a disciplined approach to investment.

Profits per division year-on-year

	2005 €m	2006 €m	2007 €m
Cider	64.8	85.3	178.9
Spirits & Liqueurs	17.6	16.3	17.7
Soft Drinks	18.7	12.7	15.3
Distribution	5.7	5.3	0.7



Group highlights

- Magners **competes successfully** with major international beer brands in the UK.
- In Ireland, Bulmers achieves its **most successful** year ever.
- **€200m capital investment programme** initiated to double production capacity to 500m litres.

Operating highlights

- Magners volume growth 232%
- Bulmers volume growth 6%
- €50m capital investment expansion programme completed
- Tullamore Dew depletions growth 16%
- Marketing investment up 45% to €80.5m

Earnings profile



Revenue
€m
750
817
981
05 06 07
Operating Profit
€m
112
125
213
05 06 07
Adjusted EPS
Cent
25.8
29.9
54.9
05 06 07
Net Debt
€m
441
383
305
05 06 07



BULMERS
PRODUCED
VINTAGE

Cider capital investment programme

2006



€50m

capital investment programme completed increasing capacity to 250m litres

Medium term



€200m

capital investment programme being implemented to double capacity to 500m litres

Our premium cider brands


BULMERS

Bulmers is truly an Irish success story, having grown its share of the beer market from 2.8% to over 10% in less than 10 years, and the brand continues to grow.



On the international stage, Magners has grown from strength to strength over the last 5 years and is now the number 1 packaged cider brand in Great Britain. It is available in 17 markets around the world and continues to grow at a rapid pace as more and more people are introduced to the crisp refreshing taste of Magners.

Generating demand for future growth

- Magners volume growth 232%
- Continued investment in long term brand equity
- Consistent supply of a fresh juice-based product
- Continued innovation in market development
- Strong marketing support across all media
- Proven project management capability
- Continue to build demand to a "must stock" brand
- Testing in growth targeted international markets





In response to increased consumer demand in the market, Bulmers Light was developed retaining all of the characteristics of Bulmers Original, but with fewer calories.



We are market testing Bulmers Iced which is a pint of draught Bulmers with a head of iced cider made purely from Bulmers. Turning the cider to ice is achieved using a dispense system which means that the customer gets a pure, chilled pint of Bulmers cider, every time.

Chairman's statement

I am pleased to report notable advances in our cider and spirits & liqueurs businesses, giving us continuing earnings growth and success against all financial measures. This outcome reflects the considerable progress we are making towards establishing Magners cider as a premium international branded drink.


15c
27c
06
07
Total Dividend for the Year

Year in Retrospect
Revenue for the year increased by 27% to €981.4 million. We achieved an increase of 77% in Operating Profit, to €212.6 million. This represented adjusted Earnings Per Share of 54.9 cent. Free cash flow of €71.1 million was generated in the period prior to disposal proceeds from the sales of our snacks business. We completed the sale of that business in September 2006 for a net consideration of €59.8 million. Importantly, we again demonstrated ongoing commitment to our brands with a marketing investment of c.€80 million for the year.


BULMERS
Original

The strong growth in earnings essentially reflects the outstanding success of our cider brands, especially Magners in the U.K. During the year, we successfully completed the first phase of a major capital investment programme at our Clonmel cider-making facility. The completion of this programme by the Summer of 2007 will, effectively, double our cider-making capacity giving us the headroom to sustain the exceptional growth of Magners in the British market and to support further international expansion. Tullamore Dew achieved a 16% increase in sales and continued to improve its relative position as the number two Irish whiskey worldwide. We continued to invest aggressively in the brand and we foresee good opportunities for further growth in Central and Eastern Europe as well as in the United States. Excluding the loss of the franchise for the Danone water brands, our soft drinks division outperformed the market in Ireland and returned solid underlying growth in profits. In the distribution division, Revenue was adversely affected by the loss of the franchise for the Allied Domecq brands following their change of ownership.

Dividends and Dividend policy
Consistent with our progressive dividend policy we are proposing a final dividend of 15 cent per share subject to shareholder approval. If approved, the Group's full dividend will amount to 27 cent per share, an increase of 80% on the previous year. A scrip dividend will be available.

Links with sport
Our outstanding success since we became a listed company has been built on teamwork. It has involved a range of stakeholders, not least our outstanding management team and employees. Our understanding of the importance of teamwork has led us to sponsor teams and players in several sports, all of which have an affinity with our businesses. In rugby, they include the increasingly high profile Magners League, Edinburgh Rugby and the London Wasps. In Gaelic games, we support the Gaelic Players' Association and we have been longstanding sponsors of club golf in Ireland.

We respond to the growing consumer awareness of health and wellness by researching and bringing to market new sports, health and energy drinks. Also, we are deeply involved in industry initiatives to promote more responsible consumption of alcohol.

Disposals
It being non-core, your Board decided to dispose of our interests in snacks. This will enable us to direct our resources and focus in particular on our Bulmers and Magners cider brands and also our Spirits & Liqueurs business. These are the core of our activities, enjoy attractive margins and offer the best prospects to enhance shareholder value. Also, we now have the security of a wider geographic base and a reduced dependence on the Irish market.

Share buy-back
Due to our strong cash-generating capabilities, we are embarking on a share buy back programme.

Societal
On societal change, this year will see the introduction of a smoking ban in the U.K. and while positive for the health of the nation, it is likely to have a negative impact on the pub channel. In Ireland, the smoking ban coupled with the recent introduction of random breath testing, has led to the gradual demise of the rural pub. The rural pub is unique to Irish culture and plays a pivotal role in unifying communities and preventing social isolation. The current intent by Government to extend the Rural Transport Initiative is to be encouraged.

Board of Directors
We are fortunate to have a very able and committed Board who bring varied expertise and independent judgement to the board table. I wish to record my appreciation for their support and wise counsel during the year.

In accordance with the company's Articles of Association and the Combined Code on Corporate Governance, each year at the A.G.M. at least one third of the directors retire from the Board and submit to re-election. This year Brendan Dwan, Liam FitzGerald, Brendan McGuinness and myself will retire and seek re-election at the forthcoming A.G.M.

I can confirm that I have conducted a thorough annual performance evaluation of all directors and each of them continues to perform effectively and is committed to the task. My own performance is evaluated by the non-executive directors led by the Senior Independent Director. Based on the outcome of these processes, I strongly recommend the re-election of the above directors.

People
Our people are at the heart of our success. They are experienced, committed and exceptionally skilful. We are working together in the transformation of C&C into a significant player in the international market for branded drinks. I thank all of them, and in particular, CEO Maurice Pratt and his team, for their contribution to the Group's continuing success.

Strategy and Outlook
Our strategy is to maintain profitable growth through generating and exploiting higher margin growth opportunities for cider in Ireland and internationally and for spirits & liqueurs internationally.

Cider will be the predominant driver of revenue and earnings growth for the coming year. We will continue to invest strongly in marketing and brand management in support of Bulmers in Ireland and Magners' international expansion and we will bring to completion the major capital investment in production capacity needed to underpin this. We will also support the continued progress of Tullamore Dew in selected market opportunities, especially in Europe, through enhanced marketing investment.

Ultimately, our aspiration is to become a leading international branded alcohol group, relying on our superior products, outstanding marketing expertise and our considerable logistics skills.

Our expectation is that Operating Profit growth in the year to February 2008 will be in the range of 15% – 25%.

Tony O'Brien
Chairman

Chief executive's review

It was a year of strong growth and significant progress for C&C Group giving us a robust platform from which to grow our business successfully into the future. There was exceptional growth in our cider business, coupled with double digit growth in sales of our premium international whiskey, Tullamore Dew, and in a challenging marketplace, a satisfactory performance for our soft drinks business.

Revenue
by Division



Cider
Spirits & Liqueurs
Soft Drinks
Distribution

We played to our inherent underlying strengths – marketing and brand management expertise - skilfully managing a major capital investment programme in production facilities and developing further opportunities for sales growth, and we got the results.

We had a clear focus too on continuous improvement in how we manage the people and environmental dimensions of our business. All of this was done within a framework of a sustained commitment to corporate social responsibility.



Excluding the (disposed) snacks business, Revenue in our continuing operations grew by 27% to reach €981 million. At €213 million, Operating Profit represented an Operating Margin of 21.7% for the Group.

Operating Profit
by Division


Cider
Spirits & Liqueurs
Soft Drinks
Distribution

This was an improvement of just over six percentage points, despite a significantly increased investment in the marketing of our premium international brands.

Revenue in the cider business increased by 86 % to €517.9 million, underpinned by overall volume growth of 82%. We achieved volume growth of 232% for our international cider brand, Magners, reaching 1.7% of the British on-trade market for Long Alcoholic Drinks (LAD). Our Irish cider brand, Bulmers, significantly outperformed the LAD market with a volume growth rate of 6%. Magners showed strong growth in Northern Ireland recording a 16% increase in volume and an increase in LAD on-trade market share from 6.4% to 7.5%.

Sales of Tullamore Dew increased by a highly satisfactory 16%, mainly through exceptional growth in Europe while sales of Carolans cream liqueur in the marketplace increased by 8%.

We sold our snacks business in September 2006 for a net €59.8 million thereby increasing our strategic focus on our drinks business. We achieved a sale price which reflected the iconic status of the brands. The proceeds of the sale were used to pay down debt and to enhance our business development strategy.


It's harvest time
MAGNERS
IRISH CIDER
Original

Cider

This year saw Magners in Great Britain move from being a regional success to being an established national brand available in more than 60% of the licensed trade there. A key factor in this achievement was our major investment in marketing to drive consumer awareness and trial, which saw us take a 10 - 11% Share of Voice in the marketplace.

We are continuing that consumer-driven and marketing-led approach in Great Britain. It worked well for us in Ireland, North and South, and initially on a regional basis in Great Britain. The twin pivots of our strategic success have been significant marketing investment in developing new regional markets coupled with a premium positioning which delivers category leading margins. Using that approach, we have established a sound foundation from which we aspire to grow the Magners brand internationally.

Success in achieving that aspiration requires major investment in marketing and we are committed to that investment. In addition, it requires significant capital investment in additional world-class production facilities and in building up stocks of fresh apple juice. Our recent capital expansion programme has effectively doubled our cider-making capacity at the Clonmel plant to 500 million litres. Following last year's enormous success, we have pursued the expansion goal vigorously to ensure that production capacity would exceed demand throughout 2007.

Spirits & Liqueurs

Tullamore Dew premium Irish whiskey and Carolans cream liqueur are both delivering very strong growth.

For Tullamore Dew, our strategy is to achieve further growth and market success through increased market investment in geographies where we have already built up strength. At only 4% share, Irish whiskey is a small part of the worldwide market for whiskey. However, Irish whiskey as a category is growing in double-digit numbers and Tullamore Dew has outperformed the category growth rate. This has enhanced our standing as the number two Irish whiskey internationally.

In line with our strategy, Tullamore Dew has built on its position as the most popular Irish whiskey in Germany and Denmark. In several other significant European markets we are in a strong second position.

Based on our successful experience in Northern and Central Europe, we believe Tullamore Dew is well positioned to take up a leading position in opportunity markets such as the Ukraine and Russia where there is an increasing demand for Irish whiskey. We also foresee more limited but nevertheless interesting prospects for growth in the US.

Carolans, our biggest single spirits & liqueurs brand by volume, outperformed the market for cream liqueurs and increased its sales by 8%. We enjoyed a good recovery in sales in the US despite a challenging year. The purchase of Allied Domecq by Pernod Ricard meant that we changed to Campari/Skyy as our US distributor and already this has proved to be a very successful partnership.

Against the background of a strong, solid growth rate there, we are placing a renewed focus on the brand's opportunities in selected markets in the US.

Frangelico, our premium Italian hazelnut liqueur, and our whiskey liqueur, Irish Mist, continued to perform in line with their market categories.

Soft Drinks

The market for soft drinks is extremely competitive and is seeing considerable shift in consumer behaviour. There is a noticeable move away from carbonated and "full sugar" drinks towards water, juices, cordials, and "no added sugar" variants. Consumers have an increasing interest in health and wellness. We continued to reflect these changes in our product portfolio through new product development and marketing. 7UP Free was a notable success. We benefited from other behavioural changes by consumers which saw increased consumption of soft drinks in the licensed trade. At the same time, we maintained a clear focus on improving efficiency in the business.

The loss of the Danone water brands early in the year resulted in a 1% decrease in overall Revenue. We began replacing these products with our own family brand, Ballygowan, which continues to be the market leading brand by some distance. Across all market segments, except cola, we remained in the lead position and with increased sales of our soft drinks and waters we outperformed the overall market. On a like with like basis, we achieved solid growth in our underlying profit performance.

Distribution
The continuing consolidation internationally in spirits and liqueurs manufacturers resulted in the loss of the distributorship for the Allied Domecq brands following their purchase by Pernod Ricard. Revenue in our distribution business declined by 15% and Operating Profits were reduced from €5.3 million to €0.7 million.

There was a very solid performance by WKD in the Ready To Drink market where it is number 1 in the off-trade and number 2 in the on-trade in the Republic of Ireland and has approximately 30% market share in its category.

People
Good assets require good people to make them function well. It is people who produce and manage our brand assets. We continued to focus on helping our people develop their level of skills and knowledge. This is very important in the context of growing our business internationally. We anticipated and planned for a business of increasing scale by investing in our existing people and by recruiting new talent.

We have long enjoyed a deep sense of commitment to our business from our employees. Together, I believe we can achieve the ambitious internal goals we have set.

On behalf of the Board, I want to thank all our people for the disciplined hard work they have put in during this past year and I look forward to working with them to deliver further success in the future.

Strategy and Outlook
Through the success of Magners we have developed a new premium packaged category within the Long Alcoholic Drinks category in Great Britain. We have helped rejuvenate cider and repositioned it to new consumers. A market that had been declining annually by 1% grew last year by 20% and Magners has developed a considerable brand equity in what had been seen as an extremely mature market.

Our strategy is to consolidate and build further on the success of Magners in Great Britain. The platform we have established will allow us to develop further opportunities around the brand.

Building on that achievement is what gives us the opportunity to extend the Magners brand internationally. This year, we will commence structured market testing in Barcelona in Spain and Munich in Germany. This approach constitutes the initial steps towards the internationalisation of Magners as a premium LAD brand.

With Tullamore Dew, we will continue to develop growth opportunities in the whiskey market internationally.

Our recognised marketing and brand expertise, together with our track record in the successful management of major capital investment projects will help us to deliver superior returns to our shareholders.

Following the further capacity expansion we will maintain a strong internal focus on improving all round efficiency. Our production base in Ireland is operating in a high cost growth environment, which will require us to maintain a vigorous control of costs and leverage our volume growth to deliver efficiency gains across the business.

Sale of Soft Drinks
On 14 May, we announced that C&C had entered into an agreement to sell its soft drinks division to Britvic plc for a consideration of €249.2 million, payable in cash upon completion. Subject to Competition Authority approval, completion of the sale is expected to occur before 31 August 2007.

The strong price realised for the business recognises the value of its iconic brands and position in the Irish beverage market. Following this disposal, we will have a sharper business focus and we will continue to capitalise on the exciting growth potential presented by our Cider and Spirits & Liqueurs brand portfolio.

Maurice Pratt
Chief Executive Officer

Operations review: Cider

This year marked an important milestone on the way to C&C Group plc becoming the producer of a world-class premium cider, Magners, competing successfully with major international beer brands.

By volume, sales of Magners increased by 232% and contributed 84% of group profits. In Great Britain, we achieved a 1.7% share of the on-trade market for Long Alcoholic Drinks (LAD) and we are confident we can increase that share over the medium term.

Revenue in our cider business increased by 85.8% to €517.9 million, underpinned by an 82% increase in sales volume. Operating Profit increased by 109% to €178.9 million compared with €85.3 million in the previous year. Operating Margin increased by 3.9 percentage points, to 34.5%. Marketing investment increased by 89% and by 0.2 percentage points as a percentage of revenue.

	Year ended 28 February 2007 €m	Year ended 28 February 2006 €m	Year ended 28 February 2006* €m	Growth Year-on-Year* %
Revenue	517.9	278.4	278.8	85.8
Operating Profit	178.9	85.3	85.4	109.5
Operating Margin %	34.5	30.6	30.6	

*constant currency

We continued to build a platform to compete successfully internationally - comprising a management vision in identifying suitable opportunities for growth, management and employee prowess in building and commissioning major capital investment programmes to support the expanding demand for Magners, skill and innovation in marketing, but without compromising on the premium fresh juice quality and taste of our cider.

Since entering the market in Scotland with Magners in 2003, our success there and in the rest of Great Britain has been built on re-writing the rules in the market place and employing a new set of rules in a way no other cider or beer manufacturer has managed to do. Effectively, we transformed the flat cider market into a premium packaged drinks category competing strongly with other long alcohol drinks including beer.

Capital investment

To meet the increasing demand for Bulmers and Magners we have invested in a major expansion of our cider-making facilities at Annerville, in Clonmel. In two phases over the past two years we have increased our capacity to 500 million litres. Both phases have now been completed on time and within budget.



1.7%
market share
GB LAD


MAGNERS
SHAW

Cider

There is a general trend away from draught beers into premium packaged drinks, particularly among younger consumers, so our entry into the market with Magners was well-timed.

We invested strongly ahead of our market share in building the credentials of Magners so that it has become a 'must stock' brand in the trade, achieving a turnover-weighted distribution of 67%. In turn, that market positioning has allowed us to achieve a premium margin structure for our product.

However, exceptional success in the marketplace, such as we have enjoyed in recent years, requires that we are able to supply the rapidly increasing demand for Magners on a reliable and consistent basis. To that end, we are well on the way to completing a €200 million investment programme in the modern production and bottling facilities, storage tanks and warehousing at our plant in Clonmel, County Tipperary.

This programme will double our production capacity to 500 million litres of cider giving us substantial headroom to grow our business with confidence in the medium term. As part of a site master plan, we are implementing our current investment programme in a manner compatible with putting in further significant production capability on the site should that become necessary.

In building a compelling brand, we recognise the importance of Magners continuing to be a fresh juice-based cider, produced in the traditional manner, and we will not compromise on that. We have successfully replicated the oak vat fermentation process into our new cider-making facilities. We respect the heritage and craft tradition which is a key part of the taste proposition which we offer to consumers.

In Ireland, Bulmers cider has had its most successful year ever. Built on our transformation of the image of cider as a drink over the past fifteen years, we have achieved a 10.6% share of the on trade LAD market in the Republic of Ireland. In Northern Ireland, with Magners, we outperformed the overall market with a volume increase of 16% and we increased our share of the on-trade LAD market from 6.4% to 7.5%. Overall, throughout Ireland we outperformed the market as we moved ahead on volume, profit, market share and consumer connectivity as measured by market research. To maintain growth, we will continue to increase our marketing spend through advertising and sponsorship.

2006 Advertising Effectiveness Awards

Following two gold awards - one in the category for a new campaign for an existing product, for the latest Bulmers campaign - and another in the international campaign category for Magners, Young Euro RSCG has won the Grand Prix in the 2006 Advertising Effectiveness Awards for its strategic planning and advertising work on the Bulmers and Magners brands. The launch of Magners into the UK market was the key to scooping the top award in the 2006 Advertising Effectiveness Awards.


A time to create
BULMERS

Our cider business is robust, has an encouraging outlook, is well funded and well managed. Our people have grown in skills and confidence with our business to conquer new markets, meet increasing demand and manage the required investment programmes within deadlines and within budget. We have a spectrum of capabilities - in project management, marketing, production, quality control, environmental care and development of our people - that will help us to grow and sustain a successful, international cider business.



10.6%

market share
Republic of Ireland LAD



Cider marketing & sponsorship

Building brand equity through consumer advertising is an important ingredient in our strategy. By investing heavily in building our share of advertising to consumers in the relevant markets we are:

- Increasing brand penetration
- Recruiting new consumers
- Retaining consumers

In addition to the highly successful traditional advertising media already used by Bulmers and Magners in developing the brand, a key aspect of the marketing strategy has been to identify other branding opportunities that would fit with the brands' persona. As a result, Bulmers/Magners have identified several sporting and social programmes to further leverage brand equity through sponsorship events (golf and rugby being particularly important when the age and social profile of typical consumers is taken into consideration.)

We continue to promote a responsible attitude to the consumption of cider through repositioning its appeal to drinkers and through our work with the Cider Industry Council. We have reversed the negative image once associated with cider. Our current marketing strategy, begun in the late 1980's, has re-created Bulmers Original Cider as a market leader. In one of the most successful brand repositioning campaigns ever undertaken in the Irish marketplace, one name completely altered consumer perceptions towards cider.


MAGNERS
MAGNERS
MAGNERS

Rugby

Magners League

Magners Irish Cider has developed long and successful associations with rugby in Great Britain through key sponsorships of the London Wasps, Edinburgh Rugby and most recently title sponsorship of the Magners League, a championship which includes teams from Ireland, Scotland and Wales.


MAGNERS
LEAGUE

The Magners League is the new name for the Celtic Rugby Union competition involving 11 regional teams from Ireland, Scotland and Wales. Formed in 2001, this traditional league style competition is based on the highly successful "Super 14" Tri-Nation format seen in Australia, New Zealand and South Africa.

Since its inception, the format of the Magners League has evolved to see the 11 teams play each other both home and away over a 22 weekend calendar. The winners, after all the rounds of games have been completed, will be crowned the Magners League Champions. The Magners League is now the sole determinant for Heineken European Cup qualification. As such, the desire to finish as high as possible in the standings has increased the level of intensity and the standard of Celtic Rugby as a whole.

London Wasps

Magners Irish Cider are proud sponsors of the London Wasps. Winners of the inaugural 2006 Powergen Cup and the 2007 Heineken Cup, the London Wasps are one of European rugby's leading club sides. Led by captain and England international Lawrence Dallaglio, the side includes well renowned international stars such as Joe Worsley, Tom Voyce, Mark Van Gisbergen and Raphael Ibanez.

Edinburgh Rugby

Magners Irish Cider are proud sponsors of Edinburgh Rugby, a side that boasts several international players including Hugo Southwell, Scott Murray, Chris Patterson and Simon Taylor, playing their home games in Murrayfield, Scotland's impressive national stadium.

Golf



Bulmers Golf

Bulmers have been sponsoring the All Ireland Cups and Shields since 1992. This most coveted championship tournament in the inter-club calendar is regarded as the biggest amateur golfing competition in Europe. It is estimated that up to 25,000 golfers and 1,500 club teams participate at the first round stage. Bulmers is committed to supporting golf in Ireland. The Cups and Shields are the showpiece of amateur golf, touching a key market for the premier cider brand in Ireland and reaching a large section of our customer base though this sponsorship.

Magners Golf

Magners Irish Cider is now an official partner to the Scottish Golfing Union. In March 2006 the announcement of a major new sponsorship agreement saw Magners Irish Cider brand more than double its investment in Scottish amateur golf, becoming proud sponsors of the Scottish Club Golfers Championship, the SGU's new flagship event for club handicap golfers in Scotland.

bulmersfulltime.ie (magnersfulltime.com)

With our association clearly established with sporting events, bulmersfulltime.ie was created offering a current source of information on sporting events both on the domestic and international arena. Time dedicated to sport...

Comedy

Bulmers International Comedy Festival

The Bulmers International Comedy Festival has provided an alternative sponsorship to the traditional Bulmers sports sponsorships (which account for two thirds of our sponsorships in Ireland), allowing Bulmers to support comedy and broaden the brand's appeal to varied adult audiences, linking in with the subtle/sophisticated humour inherent in the brand personality.

This is truly an international festival with acts coming from across the world, where the best of International and Irish comedy acts take to stages in twenty one venues across Dublin. The Bulmers International Comedy Festival has been firmly established as one of the most successful comedy festivals in the world.

Magners Glasgow International Comedy Festival

This year's Magners Glasgow International Comedy Festival broke all the records, with over 60,000 tickets sold for 300 events across the city, making it the biggest comedy festival in Europe!

This is a major addition to Magners sponsorship portfolio in Scotland and demonstrates the importance of the Scottish market to Magners. It affirms the brand's position as the number one packaged long alcoholic drink in Scotland (on-trade). Magners was introduced to Scotland in 2003, the same year that the Glasgow International Comedy Festival was launched. Both brands have grown to become leaders in their field. This new sponsorship provides Magners with a platform from which they can demonstrate their continued commitment behind the Scotland market and to recruiting new consumers.


BULMERS
COMEDY FESTIVAL
Little Britain
Lewis Black
Jimmy Carr
Ed Byrne
Ross Noble
& many more
04-30|09


TIMING DEDICATED TO YOU
5th-25th September 2005
BULMERS
COMEDY FESTIVAL

Paramount Comedy

This is a major step for Magners and provides a great opportunity to continue an already successful formula developed through the sponsorship of the comedy festivals in Dublin and Glasgow.

Spirits & Liqueurs

The continuing international success of our Tullamore Dew premium brand Irish whiskey underpinned a 6.6% increase in profits in our Spirits & Liqueurs division and we foresee good potential to increase sales in the growing Central and Eastern European markets.

At €79.1 million Revenue improved by 14.3%. Operating Profit in the division increased from €16.6 million to €17.7 million. Operating Margin decreased by 1.6% to 22.4% following a profit-neutral restructuring in the pricing and marketing investment arrangements with our new distributors. Overall shipments by volume increased by 11% while depletions growth is estimated at approximately 9%.

Shipments of Tullamore Dew to the trade increased by 21% while sales in the market grew by 16%. Volume gains were recorded across a wide range of markets in Europe and the United States. Carolans, our biggest single product by volume, outperformed the market for cream liqueurs and increased sales in the market by 8%. Following the sale of our previous international

	Year ended 28 February 2007 €m	Year ended 28 February 2006 €m	Year ended 28 February 2006* €m	Growth Year-on-Year* %
Revenue	79.1	68.8	69.2	14.3
Operating Profit	17.7	16.3	16.6	6.6
Operating Margin %	22.4	23.7	24.0	

*constant currency

distributor we changed distributors in twenty-two countries and that process has gone extremely well.

The key to Tullamore Dew's continuing success is our investment in targeted advertising and marketing in selected market opportunities, allied to a good distribution network that delivers our product to consumers. We have built on our traditional strength in the German and Danish markets by becoming the number one Irish whiskey in Sweden, Poland, the Czech Republic, Bulgaria, Lithuania and Latvia. These successes highlight the potential to increase sales in other emerging Central and Eastern European markets such as the Ukraine and Russia.

Whiskey consumption is growing very rapidly in markets like Russia and the Ukraine because of several factors. Increasing numbers of consumers there have the income and wealth to buy into a more Western lifestyle including cars, holidays, leisure activities and drinks. As their numbers grow and they aspire to a Western lifestyle, there is an increasing opportunity for substantially increased consumption of Western spirits, including whiskey. Our track record in building presence in Central Europe provides a sound basis on which to move forward in markets like Russia and the Ukraine where we already have an excellent distributor. Essentially, we see the territories east of a line from Scandinavia all the way to

Carolans Irish Cream

Carolans is the world's second largest cream liqueur brand. The brand was repackaged in 2004 as part of a €16 million investment programme. The cream liqueur category has grown significantly in recent years. The Group seeks to position Carolans as the alternative to Baileys, typically selling at a competitive price. Its principal markets are USA and Canada.


CAROLANS
IRISH CREAM

Russia as a potential growth market for Tullamore Dew. There are also excellent opportunities in more mature markets such as the US and South Africa, where consumers are increasingly turning to Irish whiskey.

In our advertising and marketing, we position Tullamore Dew as *the* Irish whiskey, by leveraging our association with Ireland. Ireland's international image is attractive, particularly in Europe, because of associations with economic success, with Irish culture, a clean and natural countryside, natural produce and an attractive lifestyle. Ireland is a good place for whiskey to come from.

Carolans' bounce back follows a 4% decline in each of the previous two years. We repackaged it two years ago and it has built up a good reputation for consistent good quality and good packaging. The brand performed well across a range of markets and showed strong recovery in its principal market, North America. Frangelico, our hazelnut liqueur, is a premium product that is very steady in its volume. Its sales increased by 1% this year, 1% the previous year and 4% the year before that. Its areas of strength are North America, Spain, Australia and South Africa. Irish Mist, our smallest brand, like many other high strength after dinner liqueurs is in a long term gentle decline.



16%
market growth


Tullamore
Dew

Soft Drinks

Our soft drinks and water business had a successful year, despite intensifying price competition in the groceries trade, leaving it well positioned to avail of future opportunities arising from the evolution of the licensed trade in Ireland.

	Year ended 28 February 2007 €m	Year ended 28 February 2006 €m	Year ended 28 February 2006* €m	Growth Year-on-Year* %
Revenue	185.2	187.6	187.8	(1.4)
Operating Profit	15.3	12.7	12.7	20.5
Operating Margin %	8.3	6.8	6.8	

*constant currency

At €185 million Revenue declined by 1.4% as a result of the loss of the Danone distributorship for their water products from November 2005 onwards. Excluding the Danone products, Revenue was up by 3.9%. Increased sales of our own family of products and a continuing focus on cost efficiencies resulted in an improved Operating Profit of €15.3 million compared with €12.7 million in the prior year. Operating Margin increased by 1.5 percentage points to 8.3%.

The soft drinks market in the Republic of Ireland grew by 3.7% while Group volumes declined by 2.7%. Excluding the effect of the Danone brands, volumes increased by 3.9%. We saw accelerated growth in our soft drinks and water business from September of last year onwards. Following several years in decline, the licensed trade market in the Republic of Ireland increased by 5%. Sales of 'mixers' benefited by an increase in the consumption of spirits, especially vodka.

The number of licensed premises in Ireland has been declining at an average rate of more than one each day. More than four hundred licensed premises closed in the past year. Factors influencing that development include the long-term effects of the prohibition on smoking in public places and greater vigilance in relation to drink driving offences. Consumption of alcohol is moving more towards the off-trade. However, while there may be fewer customers in pubs and licensed premises they are consuming more soft drinks while consumption of beer is in strong decline. Consumption of water and soft drinks in pubs at lunchtime is increasing. During the year we had a strong focus on cost containment and on new product development with the launch of Ballygowan flavoured waters.

The licensed trade in Ireland is beginning to re-invent itself in a way that will be conducive to increased sales of our products. Pubs are changing into community-type centres with greater emphasis on watching broadcast sports events, moving into food and hosting local events at the pub. More of them are beginning to achieve better recovery of their fixed overheads by increasing the volume of their daytime trade. These developments will provide a new platform for increased sales of soft drinks and water.

Ballygowan

Ballygowan was the Official Water of the 2006 Ryder Cup. Almost half a million bottles of Ballygowan were imbibed during the world-famous Ryder Cup 2006 during its first ever visit to Ireland in its 79-year history. Balygowan is pure Irish water drawn from a natural underground source in the Midwest region of Ireland. Producing over 73 million bottles per year, Ireland's leading bottled water supplied all the water used by both teams on the course and in the respective Team Rooms, as well as looking after all of the public and private catering areas around the event itself.



The abolition of the Groceries Order in Ireland, which prohibited the sale of goods below their invoiced price, has intensified price competition in multiples and supermarkets. Water and energy drinks are in a very dynamic growth pattern. Increasingly, consumers are focussing on drinks that are healthier for them and we are responding to this demand by, for example, introducing more sugar free and calorie free drinks.

The loss of the Danone waters brands led to an increased focus on Ballygowan where sales increased 11% by volume and 22% by value, and its market share increased to 26.5% of the packaged water market (Source: Canadean 2006). Ballygowan remains number 1 in the market place and is over 50% bigger than its nearest competitor.

Post Balance Sheet Event

On 14 May we announced that we had entered into an agreement to sell our soft drinks division to Britvic plc for a consideration of €249.2 million. Subject to Competition Authority approval, completion of the sale is expected to occur before 31 August 2007.



10%
sales increase
of sports drinks

The price realised for the business recognises the value of its iconic brands and strong position in the Irish beverage market. We have every confidence that these brands will continue to prosper under new ownership.



Distribution

	Year ended 28 February 2007 €m	Year ended 28 February 2006 €m	Year ended 28 February 2006* €m	Growth Year-on-Year* %
Revenue	199.2	234.5	234.9	(15.2)
Operating Profit	0.7	5.3	5.3	(86.8)
Operating Margin %	0.4	2.3	2.2	

*constant currency

Revenue for the Distribution division of €199.2 million represents a 15.2% decline in 2006 levels. Operating Profit declined by 86.8% to €0.7 million compared to €5.3 million in 2006.

Operating margin at 0.4% fell by 1.8 percentage points year-on-year.

The decline in Revenue and Operating Profit was mainly due to the loss of the Allied Domecq brands; weaker demand for premium wines; and a reduced margin on LAD agency brands.

The agency for the Fosters wine brands ceased from January 2007, but had no material impact on the results for the year.

The continuing success of our agency drink, WKD, is a highlight of our distribution arm. WKD is number 1 in its category in the off-trade trade in the Republic of Ireland and number 2 in the on-trade.


W
K
D
Original

Finance review

RESULTS FOR THE YEAR

C&C achieved outstanding financial results in the year ended 28 February 2007 with growth in Revenue and Operating Profit from continuing operations before exceptional items of 27% and 77% respectively. These results are further analysed by business sector in the Operations Review on page 10 to 20.

FINANCE COSTS AND TAX

Net finance costs for the year at €14.4 million represented a reduction of €4.2 million on the corresponding cost for 2006. This reduction was achieved despite rising interest rates and is as a result of reduced debt levels arising from strong operating cash flow and proceeds from the disposal of the Snacks business. Interest rates, with the benefit of hedging, were in line with the previous year.

The tax charge in the year relating to continuing activities amounted to €22.5 million giving an effective tax rate of 11.4% which compares with a corresponding rate in 2006 of 10.0%. The bulk of group taxable profits arise in the Republic of Ireland, which accounts for the low effective tax rate. The increase in the effective rate reflects both a higher proportion of profits taxable at higher UK rates and the fact that the charge in 2006 included a credit of €1.2 million in respect of settlement of tax provisions made in earlier years.

EARNINGS PER SHARE

Earnings per share adjusted to exclude exceptional items and discontinued activities showed strong growth in the year as shown in Table 1 below. The increase was primarily driven by strong Operating Profit growth.

Table 1 - Earnings per share

	2007	2006	% change
Adjusted basic earnings per share	54.9c	29.9c	83.6%
Adjusted diluted earnings per share	54.1c	29.7c	82.2%

CASH FLOW

The Group generated Free Cash Flow before the disposal of the Snacks division of €71 million, which equates to 30% of EBITDA.

Working capital increased by €47.3 million in the year reflecting the strong growth in the cider business.

Capital expenditure amounted to €93.4 million, and primarily relates to the expansion of our cider-making capacity in Clonmel. This expansion programme has resulted in a doubling of the cider bottling capacity to 500m litres with effect from May 2007.

Net proceeds from the disposal of the Snacks business amounted to €59.8 million while the disposal of related property amounted to an additional €14 million.

Total dividends paid to ordinary shareholders in the year amounted to €66.9 million of which €54.7 million was paid in cash while €12.2 million (18%) was settled by the issue of new equity shares.

A summary cash flow statement is set out in Table 2 below.

Table 2 - Cash Flow Summary

	2007 €m	2006 €m
Inflows		
Operating profit *	216.4	124.7
Depreciation	21.4	19.6
EBITDA**	237.8	144.3
Outflows		
Working capital	(47.3)	(12.7)
Capital expenditure	(93.4)	(24.7)
Reorganisation costs	-	(10.9)
Property disposals	14.0	14.8
Proceeds on disposal of Snacks division	59.8	-
Net finance costs	(13.9)	(17.5)
Tax paid	(24.4)	(8.0)
Other	0.3	3.6
	(104.9)	(55.4)
Free cash flow	132.9	88.9
Dividends paid in cash	(54.7)	(29.9)
Reduction in net debt	**78.2**	**59.0**
Net debt at beginning of year	383.1	441.0
Non cash movement	0.5	1.1
Net debt at end of year	**305.4**	**383.1**

* before exceptional costs (re-organisation/property disposals)

** EBITDA: Earnings before exceptional items, interest, tax depreciation and amortisation.

KEY LIQUIDITY INDICATORS

Strong profit growth and cash generation has resulted in further strengthening of the financial position as measured by some key performance indicators shown in Table 3 below.

Table 3 - Key liquidity indicators

	2007 €m	2006 €m
Amounts		
Market capitalisation at year end	3,820	1,821
EBITDA	237.8	144.3
Net interest paid	13.9	17.5
Net debt	305.4	383.1
Ratios		
EBITDA /net interest	8.2	8.2
Net debt/EBITDA	1.3	2.6
Net debt as percentage of market capitalisation	8..0%	21.0%

RETIREMENT BENEFIT OBLIGATIONS

In compliance with IFRS, the net assets and actuarial liabilities of the various defined benefit pension schemes operated by the Group companies, computed in accordance with IAS 19, has been included on the face of the Group Balance Sheet under retirement benefit obligations.

At 28 February 2007, the retirement benefit obligations on the IAS 19 basis amounted to €51.5 million gross and €42.8 million net of deferred tax (2006: €58.9 million gross and €50.1 million net of deferred tax).

An actuarial valuation of the Group's pension schemes on an on-going funding basis as at 1 January 2006 is in the process of being completed and is expected to show a net liability of circa €20 million. This valuation differs from the IAS 19 basis primarily in the discount rate assumption used to calculate the pension liabilities.

FINANCIAL RISK MANAGEMENT

The financial risks that the Group is exposed to include interest rate movements and foreign currency exchange risks.

The board of directors set the treasury policies and objectives of the Group, the implementation of which is monitored by the Audit Committee. Details of both the policies and control procedures to manage the financial risks involved are set out in Note 27 to the financial statements.

Interest Rate and Debt Management

The Group's debt is fully denominated in Euro and is based on floating interest rates. It is Group policy to hedge an appropriate portion of this risk and at 28 February 2007 between 30% and 60% of forecasted net debt for the next 4 years had effectively been converted to fixed rates through the use of interest rate swap agreements.

Currency Risk Management

The Group has only a limited balance sheet translation exposure to fluctuations in exchange rates as the bulk of its net assets as well as its entire borrowings are denominated in Euro. It is Group policy not to hedge this translation exposure. Currency transaction exposures arise mainly on US Dollar and Sterling receivables and the Group policy is to hedge an appropriate portion of this exposure for a period of up to 2 years ahead.

At 28 February 2007, approximately 85% of the forecasted US Dollar and approximately 70% of the Sterling forecasted net exposures have been hedged for the following 17 months and 20 months respectively.

All interest rate swaps and currency hedges are based on forecasted exposures and meet the requirements of IAS 39 to qualify as cash flow hedges. The fair value of all outstanding hedges at 28 February 2007 as calculated by reference to current market value amounted to a net asset of €1.8 million and this has been included on the face of the Balance Sheet under "derivative financial assets" and "derivative financial liabilities".

Corporate responsibility

Good corporate citizenship means everyone is a winner. We believe in - and practice - corporate social responsibility towards all our stakeholders, not only because it is the right approach ethically, but because it makes better business sense as well.

As a leading manufacturer and distributor of cider, whiskey, soft drinks, wines and liqueurs we interact numerous times each day with a wide and diverse range of stakeholders. These include everyone from our apple growers and other suppliers, through to our employees, customers, consumers, regulators and shareholders, to the communities where our businesses operate. We work with them in accordance with the values defined in our vision of corporate social responsibility - honesty, openness, integrity and trust. Our commitment is to be consistently responsible and ethical in all our dealings with these stakeholders. We recognise the value to our business of the good relations we enjoy with them.

The foundations of our approach to corporate social responsibility are these four pillars: people, environment, marketplace and community. We continuously monitor and evaluate our performance under these headings, seeking always to improve the way we operate.

During the past year, we implemented an enhanced and successful focus on how we manage these critically important dimensions of our business. Getting them right is a key part of C&C's evolution towards competing successfully as a manufacturer of premium international brands.

People

Over the years, our workforce has shown a sense of commitment to our business and there is considerable depth of experience among our management team and employees. When C&C floated on the stock markets we acknowledged that by granting 5% of all the shares issued to employees.

During the past year, we successfully completed a major recruitment drive, mainly to support the continuing Magners expansion. Over the twelve months, the Cider division sourced more than two hundred new temporary or permanent employees through a rigorous recruitment process. This has added a new dynamic to our workforce through a fusion of our experienced employees with new, high calibre people. Increasing levels of employment, together with the intensification of our major capital investment in cider-making facilities, has meant an enhanced focus on the health and safety of our people. By the end of this year, it is our intention that the Clonmel facility will qualify for OHSAS 18000, the internationally recognised standard in managing health and safety.

The continuing rapid expansion in sales of Magners has brought an increased emphasis on training and development across the board, including at the highest levels of management. As part of a refinement of the performance of senior management, we installed a set of key performance indicators and we continue to work on embedding leadership values and vision in our business. These values include trust, integrity, moral courage, accountability, respect for other people and commitment to completing tasks. We will continue to work vigorously to win and retain the commitment of all our employees to our business goals. Senior management will work to improve internal communications, be more pro-active, elicit employee engagement and encourage two-way communication and dialogue.

Environment

To manufacture and market Magners and Tullamore Dew as world-class brands, we need to manage every facet of our operations to the highest international standards. This we are doing. Last year, our manufacturing site in Clonmel was the first company in Ireland and the first beverage company in Europe to achieve the ISO 22000 HACCP accreditation for food safety. This was in addition to our existing accreditation in environmental management, ISO 14001, and ISO 9001 in quality assurance.

On the environmental side, we completed a number of impressive projects that will reduce costs and add value to our cider manufacturing business. For example, our plant in Clonmel produces two million litres of wastewater each day. As part of our major investment programme in site infrastructure, we commissioned a new anaerobic digester for treating wastewater. As a result, we are now recovering biogas from the treatment process which we will use to replace previous purchased supplies of natural gas used on the site.

The fermentation process in cider-making produces CO_2 gas. We are implementing a project to recover the CO_2 gas from the process, moving us to some extent towards self-sufficiency in the supply of this necessary manufacturing ingredient in a market where supply is becoming increasingly tight.

Obviously, our business requires a huge volume of bottling and packaging materials. We won the Repak Best Practice Award for a large company for 2006 in recognition of the successful effort we have put in to recycling and packaging minimisation over recent years. From 2001 to 2005, we reduced the total tonnes of waste material sent to landfill from 600 to just over 200 while, at the same time, production levels were increasing year on year.

In 2002, we put in place an energy policy aimed at reducing consumption and cost, satisfying our requirements for energy while enhancing the environment. In implementing our policy, we are committed to significantly reducing our energy consumption; reducing our emissions of CO_2; reducing our consumption of finite fossil fuels; and investing in clean, energy efficient technologies.

Marketplace

We place a strong emphasis on anticipating our consumers' tastes and needs and meeting them through regular product innovation and improved marketing. Our product portfolio necessarily means that responding to health and wellness challenges are central to our business success. For example, we have responded by introducing sports orientated drinks like Club Energise, flavoured water drinks and low calorie drinks. Research and innovation of this type remains a central focus of the way we do business.

Alcohol is one of life's great pleasures but its abuse brings major issues. We are members of MEAS (Mature Enjoyment of Alcohol in Society), an independent body that campaigns on drink driving, under age drinking and binge drinking. We are a longstanding member of the Cider Industry Council (CIC) whose main objective is to tackle underage drinking. Our Spirits & Liqueurs division worked closely with the Irish Spirits Association (ISA) to create a code of practice for the marketing of our products. In soft drinks, we are founding members of the Nutrition and Health Foundation which was established to provide consumers with evidence-based information on nutrition and physical activity. We support the Beverage Council of Ireland (BCI) initiative 'Liquids 4 Life' to provide information on the role of liquids in our lives as well as industry codes of practice on the vending, sponsorship and marketing of soft drinks to children.

In marketing our products we take a responsible approach. For Magners and Bulmers we emphasise the core brand values of naturalness, tradition and heritage. In addition, we have a number of significant sponsorships in support of sport. In rugby, the Magners League is increasingly seen as a major tournament among leading regional teams in Ireland, Scotland and Wales. We underline our commitment to rugby through sponsorship of leading clubs like Edinburgh and London Wasps. In Ireland, the officially recognised representative body for senior inter-county players, the Gaelic Players' Association (GPA), has endorsed Club Energise and we enjoy a close working relationship with the GPA. We are a longstanding sponsor of the All Ireland Cups and Shields in golf and Ballygowan was the sole water provided to participants in the 2006 Ryder Cup, as well as being a sponsor of Munster Rugby.

Community

For many years, cider-making has been the bedrock of economic life in Clonmel and its surrounding areas. There continues to be a strong sense of identity with our business and we strive hard to maintain and build on that through fostering good relationships with the local communities and public bodies. Our aim is to continue to be the employer of choice for the best and brightest people. Our €200 million capital investment programme, the recruitment of up to 200 new employees and the international expansion of Magners constitute a major boost to the regional economy. However, through a number of community-focused programmes in Clonmel, Cork and Dublin we also aspire to support a sense of community solidarity and well-being and to engage our employees and management in discharging our corporate responsibility.

Conclusion

We see ourselves as being in transition from being a relatively small regional group to being a successful global player in our sector. At every step of that challenging journey we will remain committed to implementing our vision of corporate responsibility towards our people, the environment, in our marketplace and with our local communities.

Board of Directors



Tony O'Brien*
Group Chairman
Tony O'Brien (70) was appointed Group Chairman in January 2002, having been Chief Executive of the Group for the previous 21 years. He is a former non-executive director of CRH plc and is a former chairman of Anglo Irish Bank Corporation plc. He is also a past president of the Irish Business and Employers Confederation. He is currently Chairman of the Review Body on Higher Remuneration in the Public Sector.



Maurice Pratt
Chief Executive Officer
Maurice Pratt (51) was appointed Chief Executive Officer in January 2002. He joined the Group from Tesco (Ireland) Limited where he had been Managing Director. He is a former non-executive director of Eircom Group plc. He is a non-executive director of Brown Thomas Group Limited and non-executive chairman of Bank of Scotland (Ireland) Limited. He is also a past president of the Irish Business and Employers Confederation.



Brendan Dwan
Group Finance Director
Brendan Dwan (60) was appointed Chief Financial Officer in 1980 and Group Finance Director in 1999. A chartered accountant, he has worked for the Group since 1975.



Brendan McGuinness
Managing Director, Cider
Brendan McGuinness (62) was appointed Managing Director of the Alcohol Division in 1976 having joined the Group in 1971 as Marketing Manager.



James Muldowney
Strategy & Development Director
James Muldowney (43) joined the Group in 2000 as Strategy and Development Director. Prior to this he worked for General Electric Company in the US and McKinsey & Co. Inc.

* non-executive

Board Committees

Audit Committee
John Hogan (Chairman)
Richard Holroyd
Breege O'Donoghue

Nomination Committee
Tony O'Brien (Chairman)
John Burgess (appointed 23 February 2007)
Liam FitzGerald
Philip Lynch

Remuneration Committee
Philip Lynch (Chairman)
Liam FitzGerald
Richard Holroyd



John Burgess*

John Burgess (56) was appointed as a non-executive Director of the Group in January 1999 following the leveraged buy-out of the Group by funds advised by BC Partners. He joined BC Partners in 1986 as one of the founding partners and was a partner there until his retirement in 2006. Previously, he worked at Candover Investments, F&C Ventures and the Boston Consulting Group.



Richard Holroyd*

Richard Holroyd (60) was appointed as a non-executive Director of the Group in April 2004. He is currently a non-executive director of Otto Weibel AG, ABRO and is a member of the UK Competition Commission. He was previously the managing director of Colmans of Norwich and head of the global marketing futures department of Shell International.



Liam FitzGerald*

Liam FitzGerald (42) was appointed as a non-executive Director of the Group in April 2004. He has been a director of United Drug plc since 1996 and has served as its chief executive since 2000. Prior to this, he held senior marketing positions with Dimension Marketing Limited and Jefferson Smurfit Group plc.



John Hogan*

John Hogan (66) was appointed as a non-executive Director of the Group in April 2004. He was formerly managing partner of Ernst & Young in Ireland between 1994 and 2000 and was a member of its global board. He is currently a non-executive director of Abbey plc, Butterfield Umbrella Funds plc, Sachsen LB Europe plc. and other private companies.



Philip Lynch*

Philip Lynch (61) was appointed as a non-executive Director of the Group in April 2004. He is Chief Executive and an executive director of One 51 plc. He is also Chief Executive and an executive director of The Irish Agricultural Wholesale Society Limited. He is a non-executive director and a former chairman and chief executive of IAWS Group plc. He is also a non-executive director of Coillte Teoranta, FBD Holdings plc, Harlequin Healthcare Holdings Limited and Techrec Ireland Limited. He is also Chairman of the Educate Through Sport Foundation.



Breege O'Donoghue*

Breege O'Donoghue (63) was appointed as a non-executive Director of the Group in April 2004. She is an executive director of Penneys/Primark. She is a member of the Labour Relations Commission; a member of the Outside Appointments Board of the Code of Standards and Behaviour for the Civil Service; a member of the foundation of the National University of Ireland, Maynooth; and was previously a director of An Post and Aer Rianta.

Directors' report

The directors present their annual report and audited consolidated financial statements of the Group for the year ended 28 February 2007.

Principal activities, business review and future developments
The Group's principal trading activities are the production, marketing and selling of cider, spirits, liqueurs and soft drinks and the distribution of spirits, wine and beer. It disposed of its snack foods business in September 2006.

The information to be included with respect to the review of the business and future developments as required by the Companies (Amendment) Act 1986 is contained in the Operations Review on pages 10 to 20.

Results
Group revenue at €981.4 million was 27% higher than 2006. Profit before exceptional items and finance costs amounted to €212.6 million, an increase of 77% on the previous year. Earnings were €208.2 million, an increase of 117% on the previous year.

Basic earnings per share amounted to 63.8c compared with 29.6c in the previous year. Diluted earnings per share from continuing operations amounted to 50.6c compared with 29.2c in the previous year.

The financial statements for the year ended 28 February 2007 are set out on pages 45 to 87.

Dividends
An interim dividend of 12.0c per share was paid in December 2006. Subject to approval at the Annual General Meeting, it is proposed to pay a final ordinary dividend of 15.0c per share to shareholders who were registered at close of business on 18 May 2007.

Directors, Secretary and their interests
Brendan Dwan, Liam FitzGerald, Brendan McGuinness and Tony O'Brien retire by rotation in accordance with the Articles of Association, and being eligible, offer themselves for re-election.

Information in relation to the beneficial and non-beneficial interests in the share capital of Group companies by the Directors and Secretary who held office at 28 February 2007 is contained within the Report of the Remuneration Committee on pages 36 to 41.

Research and development
Certain of the Company's subsidiary undertakings are engaged in ongoing research and development aimed at improving processes and expanding product ranges. Further information in relation to product development is contained in the Operations Review on pages 10 to 20.

Principal risks and uncertainties
Under Irish company law (Statutory Instrument 116.2005 European Communities (International Financial Reporting Standards and Miscellaneous Amendments) Regulations 2005), the Group and Company are now required to give a description of the principal risks and uncertainties which they face.

These principal risks are set out below:-

- The Group faces strong competition in its various markets and if it fails to compete successfully, market share and profitability may decline.
- Consumer preferences may change and demand for existing products may decline or be replaced by other products which the Group does not produce, and as a result, sales volumes and profitability may decline.
- The Group may not be able to fulfil the demand for its products due to circumstances such as the loss of a production or storage facility or disruptions to its supply chains. This would affect sales volumes and profitability.
- The Group may be adversely affected by government regulations including possible changes in excise duty on cider in the UK and Ireland and restrictions on alcohol advertising.
- The Group may be adversely affected by changes in foreign currency exchange rates and higher interest rates.

- The Group is subject to stringent environmental, health and safety, and food safety laws and regulations which could result in increased compliance or remediation costs which would adversely affect profitability.
- The Group could be subject to accidental, natural or malicious contamination of its products, which could result in the recall of the Group's products, damage to its brands and a reduction in demand for its products.

The Group has long experience in managing all these risks, while delivering profit growth.

The principal key performance indicators used by the Group to measure performance are set out in the Finance Review on pages 21 to 23.

Financial risk management
As required by Irish company law, (Statutory Instrument 765.2005) the financial risk management objectives and policies of the Company and the Group, including hedging and the exposure of the Company and the Group to financial risk, are set out in the Finance Review on pages 21 to 23 and note 27 to the financial statements on pages 45 to 87.

Accounting records
The directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing accounting personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at Kylemore Park, Dublin 10.

Post balance sheet events
On 14 May 2007, the Group announced that it had sold its soft drinks division to Britvic plc for a cash consideration of €249.2 million. This agreement is subject to Competition Authority approval but is expected to be concluded before 31 August 2007.

Political donations
No political donations were made by the Group during the year which require disclosure in accordance with the Electoral Acts, 1997 to 2002.

Corporate governance
The Directors' Statement on Corporate Governance is set out on pages 30 to 35. The Report of the Remuneration Committee on Directors' Remuneration is set out on pages 36 to 41.

Substantial holdings
As at 30 April 2007, the following shareholders have notified the Company as to their interest in 5% or more of the share capital of the Company.

Name	%
Barclays Bank Plc	5.05
Deutsche Bank AG	5.01

As far as the Company is aware, other than as stated above, no other person or company has an interest of more than 5% in the share capital of the Company.

Share price
The price range of the Company's ordinary shares ranged between €5.42 and €13.90 during the year. The year-end share price was €10.50 (2006: €5.60).

Auditor
In accordance with Section 160(2) of the Companies Act, 1963, the auditor, KPMG Chartered Accountants, will continue in office.

Annual General Meeting
Your attention it drawn to the letter to shareholders and the notice of meeting enclosed with this report which sets out details of the matters which will be considered at the Annual General Meeting.

On behalf of the Board
T. O'Brien **M. Pratt**
Director Director 9 May 2007

Directors' statement of corporate governance

Corporate governance
The directors are committed to maintaining the highest standards of corporate governance. This statement sets out how the principles outlined in the 2006 Financial Reporting Council Combined Code on Corporate Governance (the "Code") have been applied by the Group.

Board of Directors
Role
The Board is responsible for the overall leadership and control of the Group. There is a formal schedule of matters reserved for the Board. This includes approval of Group strategic plans, annual budgets, financial statements, significant capital expenditure items, major acquisitions and disposals, changes to capital structure, Board appointments, review of the Group's corporate governance arrangements and system of internal control.

The roles of Chairman and Chief Executive are separate with a clear division of responsibility between them. The Board delegates responsibility for the management of the Group through the Chief Executive to executive management. The Board also delegates some of its responsibilities to Board Committees, details of which are set out below.

Individual directors may seek independent professional advice at the Company's expense, where they judge it necessary to discharge their responsibilities as directors.

The Group has a policy in place which indemnifies the directors in respect of legal action taken against them.

Membership
The Board comprises eleven directors, four executive and seven non-executive directors (including the Chairman). Their biographical details are set out on pages 26 to 27.

It is Board policy that at least half the Board, excluding the Chairman, shall consist of independent non-executive directors (as defined by the Code). Currently all the non-executive directors are considered to be independent.

All of the directors bring independent judgement to bear on issues of strategy, performance and standards. The Board considers that between them, the directors bring a range of skills, knowledge and experience necessary to lead the Group.

Chairman
Tony O'Brien has been Chairman of the Group since January 2002. The Chairman is responsible for the efficient and effective working of the Board. He is responsible for ensuring that the Board considers the key strategic issues facing the Group and that the directors receive accurate, timely, relevant and clear information. He also ensures that there is effective communication with shareholders.

Senior Independent Director
The Board has appointed Philip Lynch as the Senior Independent Director. He is available to shareholders who have concerns, for which contact through the normal channels of Chairman, Chief Executive or Finance Director, has failed to resolve or for which such contact is inappropriate. He is also available to meet major shareholders on request.

Company Secretary
The appointment and removal of the Company Secretary is a matter for the Board. All directors have access to the Company Secretary who is responsible to the Board for ensuring that Board procedures are complied with.

Terms of appointment
The non-executive directors are engaged under the terms of a letter of appointment. Other than Tony O'Brien, each appointment is for an initial period of three years with each non-executive director normally expected to serve two three-year terms. The term of Tony O'Brien's contract is not fixed but is terminable by the Company on twelve months' notice. A copy of the standard letter of appointment is available on request from the Company Secretary.

Retirement and re-election

At least one-third of directors must retire at each annual general meeting and all directors must submit themselves for re-election at least every three years. Directors appointed by the Board must submit themselves for election at the first annual general meeting following their appointment.

Induction and development

All new directors are provided with extensive briefing materials on the Group's operations, management and governance structure. These include visits to Group businesses and briefings with senior management as appropriate. Ongoing briefings are also provided to all directors as required.

Meetings

It is Board policy to meet not less than six times a year. The Board will also meet at other times as it considers appropriate. The Board makes at least one visit a year to one of the operating subsidiaries and the visit incorporates a scheduled Board meeting. In addition the Board spends one day a year reviewing the Group's strategy. During the year under review there were six full meetings of the Board, excluding the strategy meeting. Details of directors' attendance at these meetings are set out in the table on page 35. In addition, at least one meeting a year consists of non-executive directors and the Chairman meeting without the executive directors present, and a further one meeting a year consists of the Senior Independent Director and the other non-executive directors meeting without the Chairman being present.

The Chairman sets the agenda for each meeting in consultation with the Chief Executive and Company Secretary. The agenda and Board papers, which provide the directors with relevant information to enable them fully consider the agenda items in advance, are circulated prior to each meeting. Directors are encouraged to participate in debate and constructive challenge.

Performance evaluation

The Board periodically reviews and appraises its own performance.

The Chairman conducts an annual review of corporate governance and the operation and performance of the Board and its Committees. He also conducts one to one discussions each year with each director to assess his/her individual performance.

The Senior Independent Director and the other non-executive directors review the Chairman's performance each year.

Remuneration

Details of remuneration paid to directors (executive and non-executive) are set out in the Report of the Remuneration Committee on pages 36 to 41.

Share ownership and dealing

Details of directors' shareholdings are set out on pages 40 to 41.

The Group has a policy on dealing in shares that applies to all directors and senior management. This policy adopts the terms of the Model Code as set out in the Listing Rules published by the UK Listing Authority and the Irish Stock Exchange.

Communications with shareholders

The Group attaches considerable importance to shareholder communication and has an established investor relations programme.

There has been regular dialogue with institutional investors and presentations at the time of the release of the preliminary and interim results announcements. Results announcements are sent out promptly to shareholders. Trading Statements are issued in August and February prior to each period end. The Board is briefed regularly on the views and concerns of institutional shareholders.

The Group's website www.candcgroupplc.com provides the full text of the annual report and financial statements and the interim report. News releases are also made available immediately after release to the Stock Exchange.

The Company's annual general meeting affords individual shareholders the opportunity to question the Chairman and the Board. The annual report and the notice of annual general meeting are sent to shareholders at least 20 working days before the meeting. At the meeting, after each resolution has been dealt with, details are given of the level of proxy votes lodged and the balance for and against that resolution.

Committees
The Board has established three permanent committees to assist in the execution of its responsibilities. These are the Audit Committee, the Nomination Committee and the Remuneration Committee. Ad hoc committees are forrned from time to time to deal with specific matters.

Each of the permanent Board Committees has terms of reference under which authority is delegated to them by the Board. These terms of reference are available on request from the Company Secretary. Minutes of all Committee meetings are circulated to the entire Board.

The current membership of each committee is set out on page 27. Attendance at meetings held is set out in the table on page 35.

The Chairmen of each these committees attend the Annual General Meeting and are available to answer questions from shareholders.

Audit Committee
The Audit Committee comprises only non-executive directors. It meets a minimum of four times a year. During the year under review it met nine times. Attendance at meetings held is set out in the table on page 35.

The Committee has determined that John Hogan is the Audit Committee financial expert.

The Finance Director and Head of Internal Audit attend Committee meetings as appropriate, while the external auditor attends as required and has direct access to the Committee Chairman.

The Committee's responsibilities include:

- monitoring the integrity and fairness of the financial statements of the Group, including the annual report, interim report, preliminary results and trading statements;
- reviewing the effectiveness of the Group's internal controls and risk management systems;
- maintaining and reviewing the effectiveness of the Group's internal audit function;
- making recommendations to the Board in relation to the appointment and removal of the Group's external auditor;
- evaluating the performance of the external auditor including their independence and objectivity;
- reviewing the annual internal and external audit plans;
- ensuring compliance with the Group's policy on the provision of non-audit services by the external auditor.

The Committee discharged its obligations during the year as follows:

- the Committee reviewed the pre-close trading statements issued by the Company in August and February;
- the Committee reviewed the Interim Announcement prior to its release;
- the Committee reviewed the external audit plan presented by the external auditor in advance of the audit;
- the Committee reviewed the preliminary results announcement, and the annual report and financial statements. It reviewed the post-audit report from the external auditor identifying any accounting or judgemental issues requiring its attention;
- the Committee approved the annual internal audit plan;
- the Committee received regular reports from the Head of Internal Audit.
- the Committee considered whether or not to recommend the re-appointment of the external auditor.

The Group has a policy in place governing the conduct of non-audit work by the external auditor. Under this policy the auditor is prohibited from performing services where the auditor:

- may be required to audit his/her own work;
- participate in activities that would normally be undertaken by management;
- is remunerated through a "success fee" structure;
- acts in an advocacy role for the Group.

Other than the above, the Group does not impose an automatic ban on the external auditor undertaking non-audit work. The engagement of the external auditor in non-audit work must be pre-approved by the Committee or entered into pursuant to pre-approval policies and procedures established by the Committee.

Details of the amounts paid to the external auditor during the year for audit and other services are set out in the notes to the financial statements on page 61.

Nomination Committee

The Nomination Committee is chaired by the Group Chairman and its constitution requires it to consist of a majority of non-executive directors. It meets a minimum of twice a year and has met three times in the period under review. Attendance at meetings held is set out in the table on page 35.

The Committee's responsibilities include:

- reviewing the structure, size and composition (including the skills, knowledge and experience) required of the Board and making recommendations regarding any changes in order to ensure that the composition of the Board and its Committees is appropriate to the Group's needs;
- overseeing succession planning for the Board and senior management;
- establishing processes for the identification of suitable candidates for appointment to the Board;
- making recommendations to the Board on membership of Board Committees.

The Committee is empowered to use the services of independent consultants to facilitate the search for suitable candidates for appointment as non-executive directors.

Remuneration Committee

The Remuneration Committee comprises solely of non-executive directors. It meets at least twice a year and has met five times in the period under review. Attendance at meetings held is set out in the table on page 35.

The Committee's responsibilities include:

- making recommendations to the Board on the Group's policy for executive remuneration;
- determining the remuneration of the executive directors and senior management;
- monitoring the level and structure of remuneration for senior management and trends across the Group;
- reviewing the design of all share incentive plans;
- approving any grant of options under the Executive Share Option Plan and the Long Term Incentive Plan;
- overseeing the preparation of the Report of the Remuneration Committee on Directors' Remuneration (pages 36 to 41).

The Committee receives advice from leading independent firms of compensation and benefits consultants when necessary. The Chairman and Chief Executive are fully consulted about all remuneration proposals.

In the period under review, the Committee determined the salaries of the executive directors and senior management and the awards under the annual and long-term incentive plans. It reviewed the remuneration of management across the Group. It also approved the award of share options to the executive directors and management.

Corporate social responsibility
Corporate social responsibility is embedded throughout the Group. Group policies and activities are summarised on pages 24 to 25, and are available on the Group's website www.candcgroupplc.com.

Internal control
The Board has overall responsibility for the Group's system of internal control, for reviewing its effectiveness and for confirming that there is a process for identifying, evaluating and managing the significant risks for the achievement of the Group's strategic objectives. This system of internal control can only provide reasonable, and not absolute, assurance against material misstatement or loss. The process which has been in place for the entire period accords with the Turnbull Guidance (revised guidance published in October 2005) and involves the Board considering the following:

- the nature and extent of the key risks facing the Group;
- the likelihood of these risks occurring;
- the impact on the Group should these risks occur;
- the actions being taken to manage these risks to the desired level.

The risks facing the Group are reviewed regularly by management and the Audit Committee of the Board whose Terms of Reference require it to conduct an annual assessment of internal control.

In accordance with the process outlined above, the Board confirms that it has conducted an annual review of the effectiveness of the internal control systems in operation and it has approved the reporting lines to ensure the ongoing effectiveness of the internal controls and reporting structures.

The key elements of the internal control system in operation are as follows:

- clearly defined organisation structures and lines of authority;
- corporate policies for financial reporting, treasury and financial risk management, information technology and security, project appraisal and corporate governance;
- annual budgets and three year business plans for all operating units, identifying key risks and opportunities;
- monitoring of performance against budgets and reporting thereon to the directors on a monthly basis;
- an internal audit department which reviews key business processes and controls; and
- an audit committee which approves plans and deals with significant control issues raised by internal or external audit.

Compliance
The Group has complied with the Code during the period under review, save in the following respects:-

Two executive directors who have been employees of the Group for many years have service contracts which have notice periods longer than the one year period recommended by the Code. These service contracts pre-date the company's admission to listing in May 2004. Brendan Dwan's contract does not specify a notice period and therefore is terminable on reasonable notice, which due to his length of service could extend beyond one year. Brendan McGuinness' contract specifies a notice period of two years by the Company. All new employment contracts will comply with the Code in this respect.

Going concern
After making enquiries, the directors have a reasonable expectation that the Company, and the Group as a whole, have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Attendance at scheduled board meetings and board committee meetings during the year.

	Board		Audit Committee		Nomination Committee		Remuneration Committee	
	A	B	A	B	A	B	A	B
Tony O'Brien	6	6	-	-	3	3	-	-
John Burgess	6	4	-	-	1	1	-	-
Brendan Dwan	6	6	-	-	-	-	-	-
Liam FitzGerald	6	6	-	-	3	1	5	5
John Hogan	6	6	9	9	-	-	-	-
Richard Holroyd	6	6	9	9	-	-	5	4
Philip Lynch	6	6	-	-	3	3	5	5
Brendan McGuinness	6	6	-	-	-	-	-	-
James Muldowney	6	6	-	-	-	-	-	-
Breege O'Donoghue	6	6	9	8	-	-	-	-
Maurice Pratt	6	6	-	-	-	-	-	-

The 'A' columns represent the number of meetings held for which each individual director was entitled to attend, while the 'B' columns represent the number of meetings attended by each director.

Report of the remuneration committee on Directors' remuneration

The Remuneration Committee of the Board, whose membership is set out on page 27, consists solely of non-executive directors. Its terms of reference include making recommendations to the Board in respect of the Group policy on executive and senior management remuneration; and the consideration and determination of the remuneration of the executive directors and senior management. It also oversees all employee share schemes. The Chairman and Chief Executive are fully consulted on remuneration proposals.

Remuneration policy

The main aim of the Group's remuneration policy is to reward the Group's executive directors and senior management competitively, having regard to other comparable companies and the need to ensure that they are properly remunerated and motivated to perform in the best interests of shareholders. Performance related rewards, based on measured and stretching targets, are therefore an important component of remuneration packages.

The Remuneration Committee obtains external advice from independent firms of compensation and benefit consultants when necessary.

The main elements of the remuneration package for executive directors and senior management are basic salary and benefits, performance related annual bonus, pension benefits and share options. In addition, there are long-term incentive plans in place for executive directors and senior management.

Basic salary and benefits

The salaries for executive directors are reviewed annually in January having regard to the job size, responsibility levels, personal performance and competitive market practice.

Benefits include a company car (or car allowance) and health insurance costs. No fees are payable to executive directors.

Performance related annual bonus

The Group operates a performance related cash bonus scheme for executive directors and senior management. Payment of an annual bonus depends on the achievement of operating profit targets and personal goals. A percentage of the bonus is payable by reference to profit targets and the balance is payable by reference to individual performance criteria. The maximum annual bonus payable is up to 80% of basic salary for the Chief Executive and 70% for the other executive directors and senior management.

Pensions

Pensions for executive directors and senior management are calculated on basic salary only and no incentive or benefit elements are included.

The executive directors participate in a defined benefit pension plan designed to provide a pension of two-thirds of pensionable salary on retirement with full service. Normal retirement age is 65. In addition, contributions are made to a defined contribution scheme on the difference between basic salary and pensionable salary. The difference arises from the capping of salary increases for defined benefit pension plan purposes to 5% per annum since 2005.

Executive share option scheme

An executive share option scheme was established in May 2004. It is policy to grant options under this scheme to key executives across the Group to encourage identification with shareholders' interests. Options are granted solely at the discretion of the Remuneration Committee. Under the scheme rules, options cannot be granted to non-executive directors. The initial grant of options complied with institutional guidelines. In respect of grants since admission, the maximum grant that can be made to any individual in any one year is an award of 150% of salary in that year.

Options will not normally be exercisable until three years after the date of grant and are subject to meeting a specific performance target. This performance target requires the Group's earnings per share (before exceptional items) to increase by 5% in excess of the Irish Consumer Price Index over three years on a compound basis, in order for options to vest. If the performance target is not met after the relevant three year period, the options lapse.

Details of directors' share options are set out on pages 40 to 41.

Long term incentive plans

A share-based Long Term Incentive Plan for executive directors and senior management was established at the time of the Group's admission to listing in May 2004. The nature and level of incentives available and the relevant performance criteria were not specified at the time, but following consultation with the Irish Association of Investment Managers ("IAIM") a plan has been introduced, the terms of which have met its approval.

Under the plan, awards of up to 60% of basic salary may be granted. Awards are in the form of nil-cost options over shares, based on the closing share price on the day before the grant date. For the shares to vest fully, total shareholder return must be in the top quartile of a comparator group over a three-year period. None of the award vests for below median performance. 30% of the award vests for median performance with straight-line pro-rating between the median and upper quartile. In addition to the total shareholder return condition, earnings per share growth (before exceptional items) must increase by 5% in excess of the Irish Consumer Price Index on a compound basis over the same three-year period. If both these conditions are not met at the end of the relevant period, the options lapse.

Awards were granted to certain executive directors in January 2006 and July 2006 as disclosed on page 41. While there is no certainty that these options will vest, the estimated cost of the full vesting of the award is being amortised over the vesting period.

In addition to the above share-based Long-Term Incentive Plan, the Committee introduced a special cash-based long-term incentive plan for Brendan McGuinness in October 2005.

The Listing Rules generally require that any long-term incentive plan is approved by shareholders before it is adopted. However, this rule does not apply to a scheme where the only participant is one director and the arrangement is established specifically to facilitate, in unusual circumstances, the recruitment or retention of the relevant director.

In this case, Brendan McGuinness had reached an age, and had sufficient service, to allow him retire on a full pension should he choose to do so. It was considered that his retirement would not be in the best interests of shareholders given the expansion plans for the Magners cider business, for which he is responsible. It was agreed, in consultation with the IAIM, that the circumstances were sufficiently unusual to warrant the introduction of this plan. In addition, the IAIM was consulted regarding the principal terms of the plan. The long-term incentive plan provides for a maximum €1 million cash payment payable after the finalisation of the results for the year-ending 29 February 2008. The performance condition is based on an Operating Profit target for the Magners business in the year ending 29 February 2008. The Committee believes that the target is sufficiently stretching, and if reached, will benefit all shareholders. Full payment will be made only if the target is reached. There is also a minimum target below which no payment will be made. The payment will be pro-rated between these minimum and maximum figures. The payment is non-pensionable and is not payable if he leaves the business before 29 February 2008, at his own behest. No changes will be made to these terms to his advantage, without shareholder approval.

While there is no certainty that the performance condition will be met, the estimated cost of the maximum payment is being amortised over the vesting period.

Non-executive directors' remuneration

The remuneration of the non-executive directors is determined by the Board of Directors as a whole. The Chairman is not involved in determining his own remuneration.

The fees paid to non-executive directors are set at a level which aims to attract individuals with the necessary experience and ability to make a significant contribution to the Group.

Promoting all-employee share ownership

The Group entered into an agreement in 2001 with trade unions representing the majority of its employees, which provided for an initial grant of free shares to eligible employees; the establishment of an approved save as you earn scheme; and the establishment of an approved profit sharing scheme, all after the completion of an initial public offering.

On admission, 9.4 million ordinary shares with an aggregate value of €21.3 million were issued to fulfil the Group's obligations under the free share arrangements. Currently 6.1 million of these shares are held by employee trusts approved by the Irish/UK Revenue, in order to distribute these shares to employees in a tax efficient manner after the required holding periods expire.

The Group is currently in discussion with its employees regarding the other elements of this Agreement. Pending the outcome of these discussions, a discretionary scheme has been put in place for the year ended 28 February 2007. Under this scheme, due to exceptional earnings per share growth in the year, the Remuneration Committee and the Board have approved a share allocation of between 3% and 4% of basic salary remuneration to employees subject to a minimum allocation of €1,000 per employee. The cost, which has been reflected in the Group Income Statement, is €2.5 million. These shares will be issued insofar as possible to the Irish/UK Revenue approved employee trusts.

Service contracts

Group policy is to ensure that all future contracts will have notice periods of less than one year. Other than the service contracts of Brendan Dwan, whose contract has no specified notice period, and Brendan McGuinness, whose contract specifies a two year notice period, there are no service contracts with notice periods in excess of twelve months.

Directors' remuneration and interest in share capital

Details of the overall directors' remuneration charged to the Group Income Statement and individual directors' remuneration and pension benefits for the year ended 28 February 2007 are given on page 39. Directors' share options and the interests of the directors and secretary in the share capital of the company are shown on pages 40 to 41.

Directors' Remuneration

	Basic Salary €000	Other Remuneration €000	Benefits in Kind €000	Annual Bonus €000	Pension Contributions €000	Total 2007 €000	Total 2006 €000
Executive Directors							
Brendan Dwan	338	-	20	231	116	**705**	558
Brendan McGuinness	363	-	38	249	124	**774**	609
James Muldowney	269	-	19	186	94	**568**	452
Maurice Pratt	638	29	17	496	226	**1,406**	1,200
Total	**1,608**	**29**	**94**	**1,162**	**560**	**3,453**	2,819
Average number of Executive Directors						**4**	4

	Basic Fees €000	Other Fees €000	Benefits in kind €000	Total 2007 €000	Total 2006 €000
Non-Executive Directors					
John Burgess	60	-	-	**60**	52
Liam FitzGerald	60	-	-	**60**	52
John Hogan	60	20	-	**80**	72
Richard Holroyd	60	-	-	**60**	52
Philip Lynch	60	20	-	**80**	72
Tony O'Brien	176	-	21	**197**	190
Breege O'Donoghue	60	-	-	**60**	52
Total	**536**	**40**	**21**	**597**	542
Average number of Non- Executive Directors				**7**	7
Total Directors' Remuneration				**4,050**	3,361

Directors' Pension Benefits
Executive Directors

	Employer Contributions		Increase in Accrued Pension in Year	Transfer Value of Increase		Total Accrued Pension at Year End	
	DC Plan €000	DB Plan €000	€000	2007 €000	2006 €000	2007 €000	2006 €000
Brendan Dwan	13	103	7	**150**	101	**182**	168
Brendan McGuinness	14	110	8	**160**	104	**217**	201
James Muldowney	6	88	5	**49**	44	**31**	25
Maurice Pratt	6	220	13	**91**	174	**63**	49
Total	**39**	**521**	**33**	**450**	423	**493**	443

Directors and their interests

The interests of the directors and secretary in the share capital of Group Companies at the beginning of the year (or date of appointment if later) and the end of the year were:

Interests in C&C Group plc
Ordinary shares of €0.01 each

	28 Feb 2007	28 Feb 2006
Directors		
John Burgess	-	-
Brendan Dwan	**639,005***	1,039,005*
Liam FitzGerald	**13,100**	9,400
John Hogan	**9,636**	9,461
Richard Holroyd	-	-
Philip Lynch	**30,289**	30,102
Brendan McGuinness	**1,209,146**	1,196,395
James Muldowney	**313,142**	309,840
Tony O'Brien	**1,700,000**	1,697,290
Breege O'Donoghue	**46,926**	41,162
Maurice Pratt	**1,010,658**	1,000,000
Total	**4,971,902**	5,332,655

* 700,000 of these shares are held non-beneficially at 28 February 2006 and 450,000 are held non-beneficially at 28 February 2007.

	28 Feb 2007	28 Feb 2006
Company Secretary		
Noreen O'Kelly	**135,500**	134,000

The Directors and Secretary have no beneficial interests in any of the Group's subsidiary undertakings.

Between 28 February 2007 and 30 April 2007 the following transactions took place in the directors' interests.

John Burgess acquired 97,000 ordinary shares on 2 March 2007 at €10.10 per share to bring his total shareholding to 97,000.

Richard Holroyd acquired 3,105 ordinary shares on 1 March 2007 at €10.57 per share to bring his total shareholding to 3,105.

Philip Lynch acquired 30,000 ordinary shares on 1 March 2007 at €10.75 per share to bring his total shareholding to 60,289.

Breege O'Donoghue acquired 5,000 ordinary shares on 2 March 2007 at €10.15 per share to bring her total shareholding to 51,926.

Interests in Share Options – Executive Share Option Scheme
Share Options over Ordinary Shares of €0.01 each in C&C Group plc

	01 Mar 2006	Granted during Year	28 Feb 2007	Weighted Average Option Price
Directors				
Brendan Dwan	403,100	-	**403,100**	2.52
Brendan McGuinness	426,200	60,000	**486,200**	3.01
James Muldowney	343,600	-	**343,600**	2.51
Maurice Pratt	1,350,900	142,700	**1,493,600**	2.88
Company Secretary				
Noreen O'Kelly	210,900	-	**210,900**	2.56

Options granted at €2.26 in May 2004 are exercisable in the period from 15/05/2007 to 14/05/2011. Options granted at €3.56 in June 2005 are exercisable in the period from 20/06/2008 to 19/06/2012. Options granted at €6.52 in June 2006 are exercisable in the period from 16/06/2009 to 15/06/2013.

Interests in Share Options - Long Term Incentive Plan
Share Options over Ordinary Shares of €0.01 each in C&C Group plc

	01 Mar 2006	Granted during Year	Share Price at Grant Date	28 Feb 2007
Directors				
Brendan Dwan	-	30,400	€6.52	**30,400**
James Muldowney	-	24,400	€6.52	**24,400**
Maurice Pratt	44,365	38,100	€6.52	**82,465**
	44,365	92,900		**137,265**
Company Secretary				
Noreen O'Kelly	-	17,700	€6.52	17,700

The above are nil cost options and are exercisable in the period from 12/01/2009 to 15/12/2009.

The market price of the Company's shares at 28 February 2007 was €10.50 and ranged during the year from €5.42 to €13.90.

Statement of Directors' responsibilities

The directors are responsible for preparing the Annual Report and the Group and Company financial statements, in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and Company financial statements for each financial year. Under that law, the directors are required to prepare the Group financial statements in accordance with IFRS as adopted by the EU and have elected to prepare the Company financial statements in accordance with IFRS as adopted by the EU and as applied in accordance with the provisions of the Companies Acts, 1963 to 2006.

The Group and Company financial statements are required by law and IFRS as adopted by the EU to present fairly the financial position and performance of the Group and Company; the Companies Acts, 1963 to 2006 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that its financial statements comply with the Companies Acts, 1963 to 2006. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities.

Under applicable law and the requirements of the Listing Rules issued by the Irish Stock Exchange, the directors are also responsible for preparing a Directors' Report and reports relating to directors' remuneration and corporate governance that comply with that law and those Rules. The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

T. O'Brien	**M. Pratt**	
Director	Director	9 May 2007

Independent auditor's report to the members of C&C Group plc

We have audited the Group and Company financial statements (the "financial statements") of C&C Group plc for the year ended 28 February 2007 which comprise the Group Income Statement, the Group and Company Balance Sheets, the Group and Company Cash Flow Statements, the Group Statement of Recognised Income and Expense, the Company Statement of Changes in Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 193 of the Companies Act, 1990. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRS) as adopted by the EU are set out in the Statement of Directors' Responsibilities on page 42.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with IFRS as adopted by the EU and, in the case of the Company as applied in accordance with the provisions of the Companies Acts, 1963 to 2006, and have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation. We also report to you whether, in our opinion: proper books of account have been kept by the Company; at the balance sheet date, there exists a financial situation requiring the convening of an extraordinary general meeting of the Company; and the information given in the Directors' Report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit, and whether the Company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules of the Irish Stock Exchange regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report. We review whether the Directors' Statement of Corporate Governance, including the Report of the Remuneration Committee on Directors' Remuneration, reflects the Company's compliance with the nine provisions of the 2006 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Irish Stock Exchange, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures. We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Operations Review and the Finance Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent auditor's report to the members of C&C Group plc continued

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted by the EU, of the state of the Group's affairs as at 28 February 2007 and of its profit for the year then ended;
- the Company financial statements give a true and fair view, in accordance with IFRS as adopted by the EU and as applied in accordance with the provisions of the Companies Acts, 1963 to 2006, of the state of the Company's affairs as at 28 February 2007; and
- the financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation.

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the Company. The Company balance sheet is in agreement with the books of account.

In our opinion, the information given in the directors' report on pages 28 to 29 is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet on page 49 are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 28 February 2007 a financial situation which under Section 40 (1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

KPMG

Chartered Accountants
Registered Auditor
Dublin

9 May 2007

Group income statement

For the year ended 28 February 2007

	Notes	Year ended 28 February 2007 Before exceptional items €m	Exceptional items €m	Total €m	Year ended 28 February 2006 Before exceptional items €m	Exceptional items €m	Total €m
Revenue	1	**981.4**	**-**	**981.4**	769.3	-	769.3
Operating costs	2	**(768.8)**	**(8.3)**	**(777.1)**	(649.7)	2.8	(646.9)
Operating profit	1	**212.6**	**(8.3)**	**204.3**	119.6	2.8	122.4
Finance income	4	**1.9**	**-**	**1.9**	0.9	-	0.9
Finance costs	4	**(16.3)**	**-**	**(16.3)**	(19.5)	-	(19.5)
Profit before tax		**198.2**	**(8.3)**	**189.9**	101.0	2.8	103.8
Income tax expense	5	**(22.5)**	**-**	**(22.5)**	(8.5)	(0.3)	(8.8)
Profit from continuing activities		**175.7**	**(8.3)**	**167.4**	92.5	2.5	95.0
Discontinued operations							
Profit from discontinued operations	6	**3.5**	**37.3**	**40.8**	4.3	(3.5)	0.8
Profit for the year attributable to equity shareholders		**179.2**	**29.0**	**208.2**	96.8	(1.0)	95.8
Basic earnings per share (cent)	8			**63.8c**			29.6c
Diluted earnings per share (cent)	8			**62.9c**			29.4c
Continuing operations							
Basic earnings per share (cent)	8			**51.3c**			29.4c
Diluted earnings per share (cent)	8			**50.6c**			29.2c

On behalf of the Board

T. O'Brien Director

M. Pratt Director

9 May 2007

Group statement of recognised income and expense

For the year ended 28 February 2007

	2007 €m	2006 €m
INCOME AND EXPENSE RECOGNISED DIRECTLY IN EQUITY:		
Exchange difference arising on the net investment in foreign operations	**0.2**	0.4
Movement in cashflow hedging reserve	**3.8**	2.4
Deferred tax liability on cashflow hedges	**(0.4)**	(0.2)
Actuarial gains/(losses) on defined benefit pension schemes	**1.5**	(6.1)
Deferred tax on defined benefit pension schemes	**0.5**	1.5
Total income and expense recognised directly in equity	**5.6**	(2.0)
Profit attributable to equity shareholders	**208.2**	95.8
Recognised income and expense for the year attributable to equity shareholders	**213.8**	93.8

On behalf of the Board

T. O'Brien Director

M. Pratt Director

9 May 2007

Group balance sheet

As at 28 February 2007

	Notes	2007 €m	2006 €m
ASSETS			
Non-current assets			
Goodwill	9	**426.9**	461.9
Property, plant & equipment	10	**212.4**	134.1
Derivative financial assets	27	**3.7**	1.0
Deferred tax	19	**8.7**	9.1
		651.7	606.1
Current assets			
Inventories	12	**97.8**	55.1
Trade & other receivables	13	**138.8**	114.0
Derivative financial assets	27	**2.3**	-
Cash & cash equivalents		**40.7**	44.5
Assets held for resale	14	**-**	6.8
		279.6	220.4
TOTAL ASSETS		**931.3**	826.5
EQUITY			
Share capital	20	**3.3**	3.3
Share premium	20	**32.8**	18.6
Other reserves	20	**33.1**	26.0
Retained income	20	**315.3**	171.2
Total equity		**384.5**	219.1
LIABILITIES			
Non-current liabilities			
Interest bearing loans & borrowings	17	**316.1**	407.6
Derivative financial liabilities	27	**-**	0.7
Retirement benefit obligations	25	**51.5**	58.9
Provisions	16	**1.3**	1.9
Deferred tax	19	**5.0**	5.7
		373.9	474.8
Current liabilities			
Interest bearing loans & borrowings	17	**30.0**	20.0
Derivative financial liabilities	27	**4.2**	2.5
Trade & other payables	15	**132.5**	102.7
Current tax liabilities		**6.2**	7.4
		172.9	132.6
Total liabilities		**546.8**	607.4
TOTAL EQUITY & LIABILITIES		**931.3**	826.5

On behalf of the Board

T. O'Brien Director

M. Pratt Director

9 May 2007

Group cash flow statement

for the year ended 28 February 2007

	2007 €m	2006 €m
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the year attributable to equity shareholders	**208.2**	95.8
Finance income	**(1.9)**	(0.9)
Finance cost	**16.3**	19.5
Income tax expense	**23.0**	8.9
Depreciation of property, plant & equipment	**21.4**	19.6
Profit on disposal of property, plant & equipment	**(4.6)**	(6.6)
Profit on disposal of subsidiary	**(32.9)**	-
Goodwill impairment	**8.3**	-
Charge for equity settled share-based employee benefits	**4.3**	1.1
Contributions paid less pensions charged to profit	**(6.0)**	(0.4)
	236.1	137.0
Increase in inventories	**(43.5)**	(5.6)
Increase in trade & other receivables	**(31.4)**	(17.9)
Increase in trade & other payables	**27.6**	10.8
	188.8	124.3
Interest received	**1.9**	0.9
Interest paid and similar costs	**(15.8)**	(18.4)
Income taxes paid	**(24.4)**	(8.0)
Net cash inflow from operating activities	**150.5**	98.8
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant & equipment	**(93.4)**	(24.7)
Disposal of property, plant & equipment	**14.0**	14.8
Proceeds on disposal of subsidiary	**59.8**	-
Net cash outflow from investing activities	**(19.6)**	(9.9)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shares issued on exercise of share options	**2.0**	-
Bank loans repaid	**(82.0)**	(40.0)
Issue costs paid	**-**	(0.5)
Dividends paid	**(54.7)**	(29.9)
Net cash outflow from financing activities	**(134.7)**	(70.4)
Net (decrease)/ increase in cash & cash equivalents	**(3.8)**	18.5
Cash & cash equivalents at beginning of year	**44.5**	26.0
Cash & cash equivalents at end of year	**40.7**	44.5

On behalf of the Board

T. O'Brien	**M. Pratt**	
Director	Director	9 May 2007

Company balance sheet

As at 28 February 2007

	Notes	2007 €m	2006 €m
ASSETS			
Non-current assets			
Financial assets	11	**710.4**	706.1
Current assets			
Trade & other receivables	13	**95.6**	51.5
TOTAL ASSETS		**806.0**	757.6
EQUITY			
Share capital	20	**3.3**	3.3
Share premium	20	**734.7**	722.5
Other reserves	20	**5.5**	2.0
Retained income	20	**62.3**	29.6
Total equity		**805.8**	757.4
LIABILITIES			
Current liabilities			
Trade & other payables	15	**0.2**	0.2
Total liabilities		**0.2**	0.2
TOTAL EQUITY AND LIABILITIES		**806.0**	757.6

On behalf of the Board

T. O'Brien Director

M. Pratt Director

9 May 2007

Company cash flow statement

For the year ended 28 February 2007

	2007 €m	2006 €m
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit for the year	**98.8**	50.6
Net cash inflow from operating activities	**98.8**	50.6
CASH FLOWS FROM FINANCING ACTIVITIES		
Movement in loans with subsidiary companies	**(44.1)**	(20.7)
Dividends paid	**(54.7)**	(29.9)
Net cash outflow from financing activities	**(98.8)**	(50.6)
Net movement in cash & cash equivalents	**-**	-
Cash & cash equivalents at beginning and end of year	**-**	-

On behalf of the Board

T. O'Brien Director

M. Pratt Director

9 May 2007

Company statement of changes in equity

For the year ended 28 February 2007

	Share Capital €m	Share Premium €m	Capital Redemption Reserve €m	Shares to be Issued €m	Retained Income €m	Total €m
Company						
At 28 February 2005	3.2	707.3	0.3	0.6	24.2	735.6
Recognised income and expense for the year	-	-	-	-	50.6	50.6
Dividend on ordinary shares	0.1	15.2	-	-	(45.2)	(29.9)
Equity settled share based payments	-	-	-	1.1	-	1.1
At 28 February 2006	3.3	722.5	0.3	1.7	29.6	757.4
Total recognised income and expense for the year	-	-	-	-	98.8	98.8
Dividend on ordinary shares	-	12.2	-	-	(66.9)	(54.7)
Exercised share options	-	-	-	(0.8)	0.8	-
Equity settled share based employee benefits	-	-	-	4.3	-	4.3
At 28 February 2007	**3.3**	**734.7**	**0.3**	**5.2**	**62.3**	**805.8**

Statement of accounting policies

Significant accounting policies
C&C Group plc (the 'Company') was incorporated on 19 March 2004 and is tax resident and incorporated in Ireland. The Group's financial statements for the year ended 28 February 2007 consolidate the individual financial statements of the Company and its subsidiaries (together referred to as "the Group").

The Company and Group financial statements, together the "financial statements", were authorised for issue by the directors on 9 May 2007.

The accounting policies applied in the preparation of the financial statements for the year ended 28 February 2007 are set out below. These have been applied consistently for all periods presented in these financial statements.

Statement of compliance
As required by European Union (EU) law, the Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and their interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU, ("IFRS"). The individual financial statements of the Company have been prepared in accordance with IFRS as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2006 which permits a Company that publishes its Company and Group financial statements together to take advantage of the exemption in section 148(8) of the Companies Act, 1963 from presenting its Company Income Statement which forms part of the approved Company financial statements.

IFRS applied by the Company and Group in the preparation of these financial statements are those that were effective at 28 February 2007. The following provides a brief outline of the likely impact on future financial statements of relevant IFRS adopted by the EU which are not yet effective and have not been early adopted in these financial statements:

- Amendment to IAS 1 *Capital disclosures*: This amendment will require additional disclosures regarding the capital structure of the Company and Group;
- IFRS 7 *Financial Instruments: Disclosures*: This standard updates and extends the existing disclosure requirements of IAS 32 and will require significant additional disclosures relating to risk management policies and processes;
- IFRS 8 *Operating Segments*, which is effective for annual periods beginning on or after 1 January 2009, sets out the requirements for disclosure of financial and descriptive information about an entity's operating segments in the Group financial statements, its products and services, the geographical areas in which it operates, and its major customers and will replace IAS 14 *Segment Reporting*;
- IFRIC Interpretation 8 *Scope of IFRS 2* (effective date: financial year beginning 1st January 2007);
- IFRIC Interpretation 9 *Reassessment of Embedded Derivatives* (effective date: financial year beginning 1st January 2007);
- IFRIC Interpretation 10 *Interim Financial Reporting and Impairment* (effective date: financial year beginning 1st January 2007);
- IFRIC 11 IFRS 2 - *Group and Treasury Share Transactions*, which is effective for annual periods beginning on or after 1 March 2007, addresses how share-based payment arrangements that affect more than one company in a group are accounted for in each company's financial statements and is not expected to have an impact on the Group's or Company's accounts;
- IFRIC 12 *Service Concession Arrangements* will be effective for annual periods beginning on or after 1 January 2008, addresses how service concession operators should apply existing International Financial Reporting Standards (IFRS) and is not expected to have an impact on the Group's or Company's accounts.

Basis of preparation

The Group and individual financial statements of the Company are prepared on the historical cost basis and the measurement at fair value of derivative financial instruments, pension obligations and share based payments. The accounting policies have been applied consistently by Group entities and for all periods presented. The financial statements are presented in euro millions to one decimal place.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. In addition, it requires management to exercise judgement in the process of applying the Group and Company's accounting policies. The areas involving a high degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, relate primarily to accounting for defined benefit pension schemes, financial instruments, share-based payments, provisions, goodwill impairment and deferred tax and are documented in the relevant accounting policies and notes below. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all subsidiaries. The financial year ends of all entities in the Group are coterminous.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control over the operating and financial decisions is obtained and cease to be consolidated from the date on which control is transferred out of the Group. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain economic benefits from its activities.

On 30 April 2004, the Group, previously headed by C&C Group International Holdings Limited, underwent a re-organisation by virtue of which C&C Group International Holdings Limited's shareholders in their entirety exchanged their shares for shares in C&C Group plc, a newly formed company, which then became the ultimate parent company of the Group. Notwithstanding the change in the legal parent of the Group, this transaction has been accounted for as a reverse acquisition and the consolidated financial statements are prepared on the basis of the new legal parent having been acquired by the existing Group.

All inter-company balances and transactions, including unrealised gains arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that they provide evidence of impairment.

Company financial statements

Investments in subsidiaries are carried at cost less provision for impairment. Dividend income is recognised when the right to receive payment is established.

Revenue recognition

Revenue comprises the fair value of goods supplied to external customers, inclusive of excise duty and exclusive of inter-company sales and value added tax, after allowing for discounts and other allowances. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, that it can be reliably measured, and that the significant risks and rewards of ownership of the goods have passed to the buyer. This is deemed to occur on delivery.

Segment reporting

A segment is a distinguishable component of the Group that is engaged in providing products (business segment) or in providing products within a particular economic environment (geographical segment), which is subject to risks and returns different to those of other segments. Based on the Group's internal organisational and management structure and its system of internal financial reporting, segmentation by business is regarded as being the predominant source and nature of the risks and returns facing the Group and is thus the primary segment under IAS14 Segment Reporting. Geographical segmentation is therefore the secondary segment.

Discontinued operations
A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operation and has been disposed of or is held for sale. When an operation is classified as a discontinued operation, the comparative Income Statement is restated as if the operation had been discontinued from the start of the earliest period presented.

Foreign currency translation
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in euro, which is the presentation currency of the Group and the functional currency of the Company.

Transactions in foreign currencies are translated into the functional currency of the entity at the foreign exchange rate ruling at the date of the transaction. Non-monetary assets carried at historic cost are not subsequently retranslated. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into functional currencies at the foreign exchange rate ruling at that date. Foreign exchange movements arising on translation are recognised in the Income Statement.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euro at the foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to euro at the average exchange rate for the financial period. Foreign exchange movements arising on translation of the net investment in a foreign operation, including those arising on long term intra Group loans deemed to be quasi equity in nature, are recognised directly in equity, in the currency translation reserve.

Any movements that have arisen since 1 March 2004, the date of transition to IFRS, are recognised in the currency translation reserve and are recycled through the Income Statement on disposal of the related business. Translation differences that arose before the date of transition to IFRS in respect of all non-euro denominated operations are not presented separately.

Property, plant & equipment
Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses except for land, which is not depreciated. Certain items of property, plant and equipment that had been valued at fair value prior to the date of transition to IFRS are measured on the basis of deemed cost, being the revalued amount as at the date the revaluation was performed. Subsequent costs are included in an asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group.

Property, plant and equipment is depreciated over its expected useful economic life on a straight line basis at the following rates:

Buildings	2%
Plant and machinery	10%
Motor vehicles	15%
Other equipment incl returnable bottles, cases and kegs	5-25%

The residual value and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each balance sheet date.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the Income Statement.

The carrying amounts of the Group's property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised when the carrying amount of an asset or its cash generation unit exceeds its recoverable amount (being the greater of fair value less costs of sale and value in use). Impairment losses are recognised in the Income Statement.

Goodwill
Goodwill is the excess of the consideration paid over the fair value of the identifiable assets, liabilities and contingent liabilities in a business combination and relates to the future economic benefits arising from assets, which are not capable of being individually, identified and separately recognised.

Goodwill arising on acquisitions prior to the date of transition to IFRS has been retained, with the previous Irish GAAP amount being its deemed cost, subject to being tested for impairment. Goodwill written off to reserves under Irish GAAP prior to 1998 has not been reinstated and will not be included in determining any subsequent profit or loss on disposal.

Goodwill on acquisitions is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-generating unit retained.

Trade & other payables
Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Exceptional items
The Group has adopted an Income Statement format, which seeks to highlight significant items within Group results for the year. The Group believe that this presentation provides a more helpful analysis as it highlights one off items. Such items may include significant restructuring costs, profits or losses on disposal or termination of operations, litigation costs and settlements, profit or loss on disposal of investments and significant impairment of assets. The Group in assessing the particular items, which by virtue of their scale and nature are disclosed in the Income Statement and related notes as exceptional items, uses judgement.

Leases
Where the Group has entered into lease arrangements on land and buildings the lease payments are allocated between land and buildings and each component is assessed separately to determine whether it is a finance or operating lease.

Finance leases, which transfer to the Group substantially all the risks and rewards to ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the minimum lease payments. The corresponding liability to the lessor is included in the Balance Sheet as a finance lease obligation. Lease payments are apportioned between finance charges and a reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to the Income Statement as part of finance costs.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognised as an expense in the Income Statement on a straight-line basis over the lease term.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition and is based on the first-in first-out principle.

In the case of finished goods and work in progress, cost includes direct production costs and the appropriate share of production overheads plus excise duties where appropriate. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to complete the sale.

Provision is made for slow moving or obsolete stock where appropriate.

Trade & other receivables
Trade receivables, which generally have 30 to 90 day terms, are recognised and carried at original invoice amount less an allowance for incurred losses. Provision is made when there is objective evidence that the Group will not be in a position to collect the associated debts. Bad debts are written-off in the Income Statement on identification.

Cash & cash equivalents
Cash and cash equivalents in the Balance Sheet comprise cash at bank and in hand and short term deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form part of the Group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Provisions
A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at an appropriate rate.

Retirement benefit obligations
The Group operates a number of defined contribution and defined benefit pension schemes.

Obligations to the defined contribution pension plans are recognised as an expense in the Income Statement as the related employee service is received. Under these schemes, the Group has no obligation, either legal or constructive, to pay further contributions in the event that the fund does not hold sufficient assets to meet its benefit commitments.

The liabilities and costs associated with the Group's defined benefit pension schemes, all of which are funded and administered under trusts which are separate from the Group, are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes' liabilities are determined by reference to market yields at the balance sheet date on high-quality corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations. When the benefits of a defined benefit scheme are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the Income Statement on a straight-line basis over the average period until the benefits become vested. To the extent that the enhanced benefits vest immediately, the related expense is recognised immediately in the Income Statement. The net surplus or deficit arising on the Group's defined benefit pension schemes is shown within either non-current assets or liabilities on the face of the Group Balance Sheet. The deferred tax impact of pension scheme surpluses and deficits is disclosed separately within deferred tax assets or liabilities, as appropriate.

The expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods is recognised in arriving at operating profit or loss together with the expected returns on the schemes' assets and the increase during the period in the present value of the schemes' liabilities arising from the passage of time. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognised in the Statement of Recognised Income and Expense.

The defined benefit pension asset or liability in the Group Balance Sheet comprises the total for each plan of the present value of the defined benefit obligation (using a discount rate based on high-quality corporate bonds) less any service cost not yet recognised and less the fair value of plan assets (measured at bid value) out of which the obligations are to be settled directly.

Company
The Company has no direct employees and is not the sponsoring employer for any of the Group's defined benefit pension schemes. There is no stated policy within the Group in relation to the obligations of Group companies to contribute to scheme deficits. Group companies make contributions to the schemes as requested by the sponsoring employers.

Share based payment transactions

Equity settled share based payment transactions

Group share schemes allow employees to acquire shares in the Company. The fair value of share entitlements granted is recognised as an employee expense in the Income Statement with a corresponding increase in equity. An external valuer using a trinomial model determines the fair value. Share entitlements granted by the Company are subject to both market and non market-based vesting conditions. Market based conditions are incorporated into the calculation of fair value at grant date. Non-market vesting conditions are not taken into account when estimating the fair value of entitlements as at the grant date. The expense for the share entitlements shown in the Income Statement is based on the fair value of the total number of entitlements expected to vest and is allocated to accounting periods on a straight line basis over the vesting period. The cumulative charge to the Income Statement is reversed only where entitlements do not vest because all non-market based performance conditions have not been met or where an employee in receipt of share entitlements leaves the Group before the end of the vesting period. No reversal is recorded for failure to vest as a result of market conditions not being met.

The proceeds received by the Company on the vesting of share entitlements are credited to share capital and share premium when the share entitlements are exercised. Amounts included in the share based payments reserve are transferred to retained income when vested options are exercised or lapse.

Tax

Current tax

Current tax expense represents the expected tax amount to be paid in respect of taxable income for the current year. Current tax for the current and prior years, to the extent that it is unpaid, is recognised as a liability in the Balance Sheet.

Deferred tax

Deferred tax is provided on the basis of the balance sheet liability method on all temporary differences at the balance sheet date. Temporary differences are defined as the difference between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and liabilities are recognised for all temporary differences except where they arise from:-

- the initial recognition of goodwill or the initial recognition of an asset or a liability in a transaction that is not a business combination and affects neither the accounting profit or loss nor the taxable profit or loss at the time of the transaction, or,
- temporary differences associated with investments in subsidiaries where the timing of the reversal of the temporary difference is subject to control and it is probable that a reversal will not materialise in the foreseeable future.

Deferred tax assets in respect of deductible temporary differences are recognised only to the extent that it is probable that taxable profits will be available against which to offset these items. The carrying amounts of deferred tax assets are subject to review at each balance sheet date and are reduced to the extent that future taxable profits are considered to be inadequate to allow all or part of any deferred tax asset to be utilised.

Deferred tax and current tax are recognised as a component of the tax expense in the Income Statement except to the extent that they relate to items recognised directly in equity (for example, certain derivative financial instruments and actuarial gains and losses on defined benefit pension schemes), in which case the related tax is recognised in equity.

Dividends
Final dividends on ordinary shares are recognised as a liability in the financial statements only after they have been approved at an annual general meeting of the Company. Interim dividends on ordinary shares are recognised when they are paid.

Research and development
Expenditure on research that is not related to specific product development is recognised in the Income Statement as incurred.

Expenditure on the development of new or substantially improved products or processes is capitalised if the product or process is technically feasible and commercially viable.

Financial instruments
Interest-bearing borrowings
Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs and are subsequently measured at amortised cost with any difference between the amount originally recognised and redemption value being recognised in the Income Statement over the period of the borrowings on an effective interest rate basis.

Derivative financial instruments
The Group uses derivative financial instruments (principally interest rate swaps and forward foreign exchange contracts) to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. The Group does not enter into speculative transactions.

Derivative financial instruments are measured at fair value at each reporting date. The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest and currency exchange rates and the current creditworthiness of the swap counterparties. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles and equates to the quoted market price at the balance sheet date.

Gains or losses on remeasurement to fair value are recognised immediately in the Income Statement except where derivatives are designated and qualify for hedge accounting in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

All derivative financial instruments entered into by the Group are for the purposes of hedge accounting classified as cash flow hedges which hedge exposure to fluctuations in future cash flows derived from a particular risk associated with a recognised asset, liability, a firm commitment or a highly probable forecast transaction.

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised liability, a firm commitment or a highly probable forecasted transaction, the effective part of any gain or loss on the derivative financial instrument is recognised as a separate component of equity with the ineffective portion being reported in the Income Statement. The associated gains or losses that had previously been recognised in equity are transferred to the Income Statement contemporaneously with the materialisation of the hedged transaction, except when a firm commitment or forecast transaction results in the recognition of a non-financial asset or a non-financial liability, in which case the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for special hedge accounting. At that point in time, if the hedged transaction is still probable, any cumulative gain or loss on the hedging instrument recognised as a separate component of equity is kept in equity until the forecast transaction occurs with future changes in fair value recognised in the Income Statement. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the Income Statement in the period.

1 Segmental Reporting

Segmental information is presented below in respect of the Group's continuing business and geographical segments while the relevant information in relation to the Group's discontinued snacks business is set out in note 6. The primary format, business segments, is based on the Group's management and internal reporting structure and reflects the dominant source and nature of risks and returns arising from the Group's business.

The Group analyses its business into four main segments as follows: -

(i) Cider

This segment includes all Group cider products, with Bulmers in the Republic of Ireland and Magners in all other markets being the two main brands involved.

(ii) Spirits & liqueurs

This segment consists of four brands, Tullamore Dew, Carolans Irish Cream, Franjelico Liqueur and Irish Mist Liqueur, all of which are owned by the Group and are marketed internationally.

(iii) Soft drinks

This segment includes the Group's non-alcoholic soft drinks and water products that are sold in the Republic of Ireland and Northern Ireland.

(iv) Distribution

This segment consists of the distribution of wine and spirits, agency products, and the wholesaling of beer products to the licenced trade in both the Republic of Ireland and Northern Ireland.

The analysis by segment includes both items directly attributable to a segment and those that can be allocated on a reasonable basis. Unallocated items comprise mainly retirement benefit obligations, borrowings and certain exceptional expense items.

Class of business analysis	**2007**				2006			
	Revenue €m	**Operating profit €m**	**Assets €m**	**Liabilities €m**	Revenue €m	Operating profit €m	Assets €m	Liabilities €m
Cider	**517.9**	**178.9**	**633.2**	**(75.7)**	278.4	85.3	462.6	(42.3)
Spirits & liqueurs	**79.1**	**17.7**	**72.2**	**(18.1)**	68.8	16.3	75.8	(12.3)
Soft drinks	**185.2**	**15.3**	**123.1**	**(34.4)**	187.6	12.7	164.7	(40.1)
Distribution	**199.2**	**0.7**	**47.4**	**(16.8)**	234.5	5.3	68.8	(23.0)
Total before unallocated items	**981.4**	**212.6**	**875.9**	**(145.0)**	769.3	119.6	771.9	(117.7)
Unallocated items:								
Exceptional items	**-**	**(8.3)**	**-**	**-**	-	2.8	-	-
Financial liabilities	**-**	**-**	**6.0**	**(4.2)**	-	-	1.0	(3.2)
Retirement benefit obligations and related deferred tax	**-**	**-**	**8.7**	**(51.5)**	-	-	9.1	(58.9)
Group net borrowings	**-**	**-**	**40.7**	**(346.1)**	-	-	44.5	(427.6)
	981.4	**204.3**	**931.3**	**(546.8)**	769.3	122.4	826.5	(607.4)

1 Segmental reporting (continued)

Geographical analysis of revenue, assets and liabilities by country of operation

	2007 Revenue €m	2007 Assets €m	2007 Liabilities €m	2006 Revenue €m	2006 Assets €m	2006 Liabilities €m
Republic of Ireland	**844.9**	**841.1**	**(132.3)**	630.2	729.5	(102.9)
Rest of the world	**136.5**	**34.8**	**(12.7)**	139.1	42.4	(14.8)
Total before unallocated items	**981.4**	**875.9**	**(145.0)**	769.3	771.9	(117.7)

Geographical analysis of revenue by country of destination

	2007 €m	2006 €m
Republic of Ireland	**473.7**	493.1
UK	**419.0**	203.0
Rest of Europe	**45.6**	35.5
North America	**35.1**	32.4
Rest of the world	**8.0**	5.3
Total	**981.4**	769.3

Other segment information - by class of business

	2007 Capital Expenditure €m	2007 Depreciation €m	2007 Goodwil Impairment €m	2006 Capital Expenditure €m	2006 Depreciation €m
Cider	**91.2**	**10.5**	**-**	20.9	7.6
Spirits & liqueurs	**1.0**	**0.7**	**-**	0.4	0.6
Soft drinks	**8.2**	**9.6**	**-**	6.1	9.8
Distribution	**0.2**	**0.5**	**8.3**	0.4	0.6
	100.6	**21.3**	**8.3**	27.8	18.6

Other segment information – by country of operation

	2007 Capital Expenditure €m	2007 Depreciation €m	2007 Goodwil Impairment €m	2006 Capital Expenditure €m	2006 Depreciation €m
Republic of Ireland	**99.6**	**20.2**	**8.3**	26.2	17.6
Rest of the world	**1.0**	**1.1**	**-**	1.6	1.0
	100.6	**21.3**	**8.3**	27.8	18.6

2 Operating costs

	2007			2006		
	Before exceptional items €m	Exceptional items €m	Total €m	Before exceptional items €m	Exceptional items €m	Total €m
Raw material cost of goods sold	370.1	-	370.1	329.4	-	329.4
Excise duties	139.8	-	139.8	121.2	-	121.2
Employee remuneration (note 24)	105.3	-	105.3	97.1	6.9	104.0
Direct brand marketing	82.5	-	82.5	58.5	-	58.5
Other operating, selling and administration costs	67.0	-	67.0	61.4	1.1	62.5
Depreciation	21.4	-	21.4	19.6	-	19.6
Profit on disposal of property, plant & equipment	-	(4.6)	(4.6)	-	(6.6)	(6.6)
Goodwill impairment	-	8.3	8.3	-	-	-
Profit on disposal of subsidiary	-	(32.9)	(32.9)	-	-	-
Research and development costs	0.6	-	0.6	0.5	-	0.5
Auditor remuneration:		-				
- audit services	0.4	-	0.4	0.4	-	0.4
- non audit services	0.1	-	0.1	0.4	-	0.4
Operating lease rentals:						
- plant and machinery	1.3	-	1.3	0.5	-	0.5
- other	4.3	-	4.3	2.9	-	2.9
Total	792.8	(29.2)	763.6	691.9	1.4	693.3
Allocated to discontinued operations	(24.0)	37.5	13.5	(42.2)	(4.2)	(46.4)
Total relating to continuing operations	768.8	8.3	777.1	649.7	(2.8)	646.9

3 Exceptional items

	2007 €m	2006 €m
Reorganisation costs	-	9.2
Profit on disposal of property, plant & equipment	**(4.6)**	(6.6)
Pension credit	-	(1.2)
Profit on disposal of subsidiary	**(32.9)**	-
Impairment of goodwill	**8.3**	-
Total	**(29.2)**	1.4
Allocated to discontinued operations	**37.5**	(4.2)
Total relating to continuing operations	**8.3**	(2.8)

The taxation implication of the exceptional items is a charge of €0.2m to discontinued operations (2006: €0.4m credit to discontinued operations) with no impact on continuing operations.

(a) Reorganisation costs
The reorganisation costs in the prior year related primarily to redundancy costs arising on the outsourcing of production in the Snacks division.

(b) Profit on disposal of property, plant & equipment
The profit on disposals relates to the disposal of property arising from reorganisations in operations.

(c) Pension credit
The exceptional credit of €1.2m arose as a result of the reduction in employee numbers following the outsourcing of production in the Snacks division.

(d) Profit on disposal of subsidiary
An agreement was signed for the disposal of Tayto Crisps Limited and its subsidiary companies on 5 July 2006, which was subsequently ratified by the Competition Authority on 4 September 2006, for a gross consideration of €62.3m. The transaction was completed on 21 September 2006 and the proceeds arising from the disposal were applied towards debt reduction. A profit on the disposal of €32.9m was realised (see note 6 for further details).

(e) Impairment of goodwill
The loss of distribution rights to the Fosters wine brands, coupled with weaker demand for premium wines, and a reduced margin on Long Alcohol Drinks (LAD) agency brands resulted in an impairment of goodwill in the Distribution division and consequently the write off of €8.3m of the carrying value of goodwill attributed to that division.

4 Finance income and finance costs

	2007 €m	2006 €m
Finance Income:		
Interest receivable	**(1.9)**	(0.9)
Finance Costs:		
Interest payable	**15.8**	18.4
Amortisation of loan issue costs	**0.5**	1.1
Total finance costs	**16.3**	19.5
Net finance costs	**14.4**	18.6

5 Income tax expense recognised in the income statement

(a) Analysis of charge in year

	2007 €m	2006 €m
Current tax expense		
Irish corporation tax	**20.0**	10.0
Foreign corporation tax	**2.5**	0.2
Adjustment in respect of previous years	**0.7**	(1.2)
	23.2	9.0
Deferred tax expense		
Irish	**(0.5)**	(0.2)
Foreign	**0.3**	0.1
Total deferred tax	**(0.2)**	(0.1)
Total income tax expense in Income Statement	**23.0**	8.9
Allocated to discontinued operations	**(0.5)**	(0.1)
Total relating to continuing operations	**22.5**	8.8

The tax assessed for the year is lower than that calculated at the standard rate of corporation tax in the Republic of Ireland as explained below.

	2007 €m	2006 €m
Tax at standard rate of corporation tax in the Republic of Ireland of 12.5%	**28.9**	13.1
Actual tax charge is affected by the following:		
Expenses not deductible for tax purposes	**1.6**	0.2
Adjustments in respect of prior years	**0.7**	(1.2)
Differences in effective tax rates on overseas earnings	**1.6**	-
Manufacturing relief	**(5.1)**	(2.7)
Non taxable income (incl disposal of Snacks business)	**(4.1)**	-
Other differences	**(0.6)**	(0.5)
Total tax charge for year as above	**23.0**	8.9

(b) Deferred tax liability/(asset) recognised directly in equity

	2007 €m	2006 €m
Deferred tax arising on defined benefit pension schemes	**(0.5)**	(1.5)
Deferred tax arising on movement in cashflow hedging reserve	**0.4**	0.2
	(0.1)	(1.3)

(c) Factors that may affect future charges

Manufacturing relief in Republic of Ireland is due to expire on 31 December 2010.

6 Discontinued operations

On 21 September 2006, the Group completed the sale of the Snacks business (note 3d). This business is presented as a discontinued operation for all periods presented and shown separately from continuing operations.

Results of discontinued operations

	Date of Disposal €m	28 February 2006 €m
Revenue	**27.8**	47.3
Expenses	**(24.0)**	(42.2)
Exceptional items	**4.6**	(4.2)
Results from discontinued operations before tax	**8.4**	0.9
Income tax expense	**(0.5)**	(0.1)
Results from discontinued operations (net of income tax)	**7.9**	0.8
Gain on sale of discontinued operations	**32.9**	-
Income tax arising on sale of discontinued operations	**-**	-
Profit from discontinued operations (net of income tax)	**40.8**	0.8

Discontinued operations – exceptional items

	2007 €m	2006 €m
Re-organisation costs	**-**	9.2
Profit on disposal of property, plant & equipment	**(4.6)**	(3.8)
Pension credit	**-**	(1.2)
	(4.6)	4.2
Taxation effect of exceptional items	**0.2**	(0.4)
	(4.4)	3.8

Cash flows from discontinued operations

	2007 €m	2006 €m
Net cash from operating activities	**3.2**	(4.4)
Net cash from investing activities	**11.9**	13.0
Net cash from financing activities	**(23.0)**	-
Net cash (used in)/derived from discontinued operations	**(7.9)**	8.6
Depreciation	**0.1**	1.0
Capital expenditure	**-**	0.3

6 Discontinued operations (continued)

Effect of disposal on financial position of the Group

	2007 €m	2006 €m
Property, plant & equipment	**0.9**	1.0
Goodwill	**26.7**	26.7
Inventories	**0.9**	0.9
Trade & other receivables	**6.4**	13.5
Cash & cash equivalents	**-**	(1.0)
Deferred tax liabilities	**(0.1)**	(0.1)
Trade & other payables	**(7.3)**	(7.8)
Provisions	**(0.6)**	(0.6)
Retirement benefit obligations	**-**	0.4
Net assets and liabilities	**26.9**	33.0
Consideration received in cash	**62.3**	-
Expenses incurred	**(2.5)**	-
Net proceeds received	**59.8**	-
Profit arising on disposal of subsidiary	**32.9**	-

7 Dividends

	2007 €m	2006 €m
Dividends paid		
Final: paid 8.5c per ordinary share in July 2006 (2006: 7.5c paid in July 2005)	**27.7**	24.1
Interim: paid 12.0c per ordinary share in December 2006 (2006: 6.5c paid in December 2005)	**39.2**	21.1
Total equity dividends	**66.9**	45.2
Settled as follows:		
Paid in cash	**54.7**	29.9
Scrip dividend	**12.2**	15.3
	66.9	45.2

The directors have proposed a final dividend of 15.0 cent per share, which is subject to shareholder approval at the AGM, giving a total dividend for the year of 27.0 cent per share.

Dividends declared after the balance sheet date are not recognised as a liability at the balance sheet date.

8 Earnings per ordinary share

	2007 €m	2006 €m
Earnings as reported	**208.2**	95.8
Adjustments for exceptional items net of tax (note 3)	**(29.0)**	1.0
Earnings adjusted for exceptional items	**179.2**	96.8
	Number '000	Number '000
Number of shares at beginning of year	**325,204**	321,130
Shares issued in lieu of dividend	**1,592**	4,074
Shares issued in respect of options exercised	**773**	-
Number of shares at end of year	**327,569**	325,204
Weighted average number of ordinary shares	**326,517**	323,253
Adjustment for the effect of conversion of options	**4,609**	2,357
Weighted average number of ordinary shares, including options	**331,126**	325,610
Basic earnings per share	**Cent**	Cent
Basic earnings per share – cent	**63.8**	29.6
Adjusted basic earnings per share – cent	**54.9**	29.9
Diluted earnings per share		
Diluted earnings per share – cent	**62.9**	29.4
Adjusted diluted earnings per share – cent	**54.1**	29.7
Continuing Operations	**€m**	€m
Earnings from continuing operations – as reported	**167.4**	95.0
Adjustments for exceptional items, net of tax (note 3)	**8.3**	(2.5)
	175.7	92.5
Basic earnings per share	**Cent**	Cent
Basic earnings per share – cent	**51.3**	29.4
Adjusted basic earnings per share – cent	**53.8**	28.6
Diluted earnings per share		
Diluted earnings per share – cent	**50.6**	29.2
Adjusted diluted earnings per share – cent	**53.1**	28.4
Discontinued Operations	**€m**	€m
Earnings from discontinued operations – as reported	**40.8**	0.8
Adjustments for exceptional items, net of tax (note 3)	**(37.3)**	3.5
	3.5	4.3

8 Earnings per ordinary share (continued)

	Cent	Cent
Basic earnings per share		
Basic earnings per share – cent	**12.5**	0.2
Adjusted basic earnings per share – cent	**1.1**	1.3
Diluted earnings per share		
Diluted earnings per share – cent	**12.3**	0.2
Adjusted diluted earnings per share – cent	**1.1**	1.3

9 Goodwill

Goodwill is analysed by business segment as follows:-

	Cider	Spirits and liqueurs	Soft drinks/ snacks	Distribution	Total
	€m	€m	€m	€m	€m
Cost					
At 1 March 2005 and 28 February 2006	345.1	49.6	58.9	8.3	**461.9**
Impairment charge recognised in the year	-	-	-	(8.3)	**(8.3)**
Disposal of Snacks business (note 6)	-	-	(26.7)	-	**(26.7)**
At 28 February 2007	**345.1**	**49.6**	**32.2**	**-**	**426.9**

The goodwill within each business segment is further allocated to a number of individual cash generating units (CGUs) for the purposes of impairment testing.

Impairment testing is carried out for each CGU by comparing the carrying value of goodwill to its recoverable amount (generally its current value-in-use).

The cash flow forecasts employed for the value-in-use computations are based on budgeted figures for the first year and on a three year forecast approved by the Board for the following two years. Cash flow is then projected forward for the following ten years based on assumed growth for each business averaging 5% per annum.

Key assumptions involved in the calculation of the value-in-use include: future profitability, capital expenditure requirements, working capital requirements, tax considerations, the appropriate number of years to be included and the terminal value of each CGU.

The discount factors applied to future cash flows of each CGU ranged from 9% to 12% as deemed appropriate.

The disposal of the Snacks business, Tayto Crisps Limited and its subsidiary companies, resulted in de-recognition of goodwill of €26.7m. The loss of the former Allied Domecq brands and certain wine agencies resulted in an impairment of goodwill in the distribution segment and a write off of the €8.3m carrying value of goodwill attributed to that segment.

The procedures carried out on the remaining goodwill in the balance sheet at 28 February 2007 relating to cider, spirits and liqueurs and the soft drinks businesses identified very significant headroom in the recoverable amount of the related CGUs as compared to their carrying value. No reasonable adjustments to the assumptions underlying the impairment testing models applied would result in any foreseeable risk of an impairment charge arising.

10 Property, plant & equipment

Group

	Property €m	Plant & machinery €m	Vehicles & other equipment €m	Total €m
Cost				
At 1 March 2005	58.7	114.5	72.7	245.9
Additions	12.3	9.9	5.9	28.1
Transfer to assets held for resale	(7.0)	-	-	(7.0)
Disposals	(7.7)	(7.0)	(1.0)	(15.7)
At 28 February 2006	56.3	117.4	77.6	251.3
Additions	14.0	80.2	6.4	100.6
Reclassification	(11.8)	11.8	-	-
Disposals	-	-	(0.2)	(0.2)
Disposal of Snacks business	(0.2)	(0.1)	(2.6)	(2.9)
At 28 February 2007	**58.3**	**209.3**	**81.2**	**348.8**
Depreciation				
At 1 March 2005	4.8	50.4	48.3	103.5
Charge for the year	1.0	10.6	8.0	19.6
Transfer to assets held for resale	(0.2)	-	-	(0.2)
Disposals	(1.1)	(3.8)	(0.8)	(5.7)
At 28 February 2006	4.5	57.2	55.5	117.2
Charge for the year	1.1	13.1	7.2	21.4
Disposals	-	-	(0.2)	(0.2)
Disposal of Snacks business	-	(0.1)	(1.9)	(2.0)
At 28 February 2007	**5.6**	**70.2**	**60.6**	**136.4**
Net book value				
At 28 February 2007	**52.7**	**139.1**	**20.6**	**212.4**
At 28 February 2006	51.8	60.2	22.1	134.1

No depreciation is charged on land with a book value of €3.9m (28 February 2006: €4.0m).

The reclassification relates to assets under construction at 28 February 2006 that were more appropriately categorised in the current financial year.

11 Financial assets

Company

	2007 €m	2006 €m
Equity investment in subsidiary undertakings at cost		
Balance at beginning of year	**706.1**	705.0
Capital contribution in respect of share options granted to employees of subsidiary companies (note 26)	**4.3**	1.1
Balance at end of year	**710.4**	706.1

The total expense of €4.3m (2006: €1.1m) attributable to employee share options has been included as a capital contribution in financial assets.

In the opinion of the directors, the shares in subsidiary undertakings are worth at least the amounts at which they are stated in the balance sheet. Details of subsidiaries are set out in note 29.

12 Inventories

Group

	2007 €m	2006 €m
Raw materials & consumables	**47.4**	18.4
Finished goods & goods for resale	**50.4**	36.7
Total inventories at the lower of cost and net realisable value	**97.8**	55.1

13 Trade & other receivables

	Group		Company	
	2007 €m	2006 €m	2007 €m	2006 €m
Amounts falling due within one year				
Trade receivables	**118.5**	97.0	**-**	-
Prepayments	**18.0**	17.0	**-**	-
VAT recoverable	**2.3**	-	**-**	-
Amounts due from Group undertakings	**-**	-	**95.6**	51.5
Total	**138.8**	114.0	**95.6**	51.5

14 Assets held for sale

Group

	2007 €m	2006 €m
Land & buildings	**-**	6.8

Land & buildings surplus to operating requirements and for which a disposal process had commenced prior to 28 February 2006 were classified as assets held for sale within current assets in that year. These properties were disposed of in the current year as described in note 3.

15 Trade & other payables

	Group 2007 €m	Group 2006 €m	Company 2007 €m	Company 2006 €m
Trade payables	**53.6**	38.3	**-**	-
Payroll taxes & social security	**1.2**	1.1	**-**	-
VAT payable	**-**	2.9	**-**	-
Excise duty	**9.2**	3.2	**-**	-
Accruals	**68.5**	57.2	**0.2**	0.2
Total	**132.5**	102.7	**0.2**	0.2

16 Provisions
Group

	2007 €m	2006 €m
Insurance excess		
Balance at beginning of year	**1.9**	1.7
Provided during the year	**0.2**	0.4
Utilised during the year	**(0.2)**	(0.2)
Disposal of Snacks business	**(0.6)**	-
Balance at end of year	**1.3**	1.9

The provision relates to the Group's exposure to employee and third party insurance claims. Under the terms of employers and public liability insurance policies, the Group bears a portion of the cost of each claim up to the specified excess. The provision is calculated based on the expected portion of settlement costs to be borne by the Group in respect of specific claims arising before the balance sheet date.

17 Details of borrowings
Group

	Repayable by instalment €m	Repayable other than by instalment €m	Total €m
Current			
0-1 year	30.0	-	30.0
	30.0	-	30.0
Non-current			
1-2 years	30.0	-	30.0
2-3 year	-	-	-
3-4 years	-	286.1	286.1
	30.0	286.1	316.1
Total	**60.0**	**286.1**	**346.1**

Unamortised issue costs of €1.9m have been netted against outstanding bank loans and are being amortised to the Income Statement on an effective interest rate basis. The Group's banking facilities allow it to repay debt early without incurring additional charges or penalties.

18 Analysis of net debt
Group

	1 March 2006 €m	Cash flow €m	Non-cash changes €m	28 February 2007 €m
Bank loans	427.6	(82.0)	0.5	**346.1**
Cash at bank and in hand	(44.5)	3.8	-	**(40.7)**
	383.1	**(78.2)**	**0.5**	**305.4**

19 Recognised deferred tax assets and liabilities
Group

	2007			2006		
	Assets €m	Liabilities €m	Net assets/ liabilities €m	Assets €m	Liabilities €m	Net assets/ liabilities €m
Property, plant & equipment	**-**	**(4.8)**	**(4.8)**	-	(5.7)	(5.7)
Pension	**8.7**	**-**	**8.7**	8.8	-	8.8
Other items	**-**	**(0.2)**	**(0.2)**	0.3	-	0.3
Tax assets/(liabilities)	**8.7**	**(5.0)**	**3.7**	9.1	(5.7)	3.4

Analysis of movement in net deferred tax asset/liability

	1 March 2006 €m	Recognised in income €m	Recognised in equity €m	28 February 2007 €m
Property, plant & equipment	**(5.7)**	**0.9**	**-**	**(4.8)**
Pension	**8.8**	**(0.6)**	**0.5**	**8.7**
Other items	**0.3**	**(0.1)**	**(0.4)**	**(0.2)**
	3.4	**0.2**	**0.1**	**3.7**

	1 March 2005* €m	Recognised in income €m	Recognised in equity €m	28 February 2006 €m
Property, plant & equipment	(6.4)	0.7	-	(5.7)
Pension	7.4	(0.1)	1.5	8.8
Other items	1.0	(0.5)	(0.2)	0.3
	2.0	0.1	1.3	3.4

* Balances as at 1 March 2005 are adjusted for IAS 39.
There are no unrecognised deferred tax assets or liabilities.

20 Share Capital and Reserves

Share capital

	Authorised number	Allotted, called up and fully paid number	Authorised €m	Allotted, called up and fully paid €m
At 28 February 2007				
Ordinary shares of €0.01 each	**800,000,000**	**327,568,577**	8.0	**3.3**
At 28 February 2006				
Ordinary shares of €0.01 each	800,000,000	325,204,207	8.0	3.3
At 28 February 2005				
Ordinary shares of €0.01 each	800,000,000	321,130,403	8.0	3.2

Reserves

	Share Capital €m	Share Premium €m	Capital Redemption Reserve €m	Capital Reserve €m	Cashflow Hedging Reserve €m	Shares to be Issued €m	Currency Translation Reserve €m	Retained Income €m	Total €m
Group									
At 1 March 2005	3.2	3.4	0.3	24.9	(3.7)	0.6	0.2	125.2	154.1
Total recognised income and expense for the year	-	-	-	-	2.2	-	0.4	91.2	93.8
Dividend on ordinary shares	0.1	15.2	-	-	-	-	-	(45.2)	(29.9)
Equity settled share based employee benefits	-	-	-	-	-	1.1	-	-	1.1
At 28 February 2006	3.3	18.6	0.3	24.9	(1.5)	1.7	0.6	171.2	219.1
Total recognised income and expense for the year			-	-	3.4	-	0.2	210.2	213.8
Dividend on ordinary shares	-	12.2	-	-	-	-	-	(66.9)	(54.7)
Exercised share options	-	2.0	-	-	-	(0.8)	-	0.8	2.0
Equity settled share based employee benefits	-	-	-	-	-	4.3	-	-	4.3
At 28 February 2007	**3.3**	**32.8**	**0.3**	**24.9**	**1.9**	**5.2**	**0.8**	**315.3**	**384.5**

20 Share Capital and Reserves (continued)

Reserves (continued)

(i) *Movements in the year ended 28 February 2006*

In July 2005, 2,922,486 ordinary shares were issued to the holders of ordinary shares who elected to receive additional ordinary shares at a price of €3.22 per share, instead of part or all the cash element of their year end 28 February 2005 final dividend. In December 2005, 1,151,318 ordinary shares were issued to the holders of ordinary shares who elected to receive additional ordinary shares at a price of €5.05 per share, instead of part or all the cash element of their year end 28 February 2006 interim dividend.

(ii) Movements in the year ended 28 February 2007

In July 2006, 1,235,939 ordinary shares were issued to the holders of ordinary shares who elected to receive additional ordinary shares at a price of €6.38 per share, instead of part or all the cash element of their year end 28 February 2006 final dividend. In December 2006, 355,731 ordinary shares were issued to the holders of ordinary shares who elected to receive additional ordinary shares at a price of €12.22 per share, instead of part or all the cash element of their year end 28 February 2007 interim dividend.

Details of directors' shareholdings and employee share ownership plans are set out in the Report of the Remuneration Committee on pages 36 to 41.

Company Income Statement

In accordance with Section 148(8) of the Companies (Amendment) Act, 1963, the Income Statement of the Company has not been presented separately in these consolidated financial statements. Of the €208.2m profit (2006: €95.8m) attributable to equity shareholders, a profit of €98.8m (2006: €50.6) was recognised in the individual Company Income Statement of C&C Group plc.

Share premium

The share premium, as stated in the Company Balance Sheet, represents the premium recognised on shares issued and amounts to €734.7m as at 28 February 2007. The change in legal parent of the Group on 30 April 2004 as disclosed in detail in that year's annual report was accounted for as a reverse acquisition. This transaction gave rise to a reserve of €703.9m, which has been offset against the share premium in the consolidated balance sheet.

Capital redemption reserve and capital reserves

These reserves arose on the conversion of preference shares into share capital of the Company and other changes and reorganisations of the Group's capital structure in prior years. These reserves are not distributable.

Cashflow hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred as set out in note 27.

Share based payment reserve

The reserve comprises amounts expensed in the Income Statement in connection with share option grants falling within the scope of IFRS 2 *Share - based payment* less any exercises or lapses of such share options.

Currency translation reserve

The translation reserve comprises all foreign exchange differences from 1 March 2004, arising from the translation of the net assets of the Group's non-euro denominated operations, including the translation of the profits of such operations from the average exchange rate for the year to the exchange rate at the balance sheet date, as well as from the translation of liabilities that hedge those net assets, where applicable.

21 Capital commitments

At the year-end, the following capital commitments authorised by the board had not been provided for in the financial statements:

	2007 €m	2006 €m
Contracted	**47.3**	17.5
Not contracted	**37.8**	7.7
	85.1	25.2

The capital commitments primarily relate to the expansion of the Cider production facility.

22 Commitments under operating leases

Future minimum rentals payable under non-cancellable operating leases at the year end are as follows:

	2007		2006	
	Land & buildings €m	Other €m	Land & buildings €m	Other €m
Payable within one year	**2.6**	**2.6**	2.5	3.1
Payable in 2 to 5 years	**10.1**	**6.4**	9.9	5.1
Payable in over 5 years	**28.9**	**-**	29.3	0.1
	41.6	**9.0**	41.7	8.3

23 Guarantees

Where the Company enters into financial guarantee contracts to guarantee the indebtedness of other parties including companies within the Group, the Company considers these to be insurance arrangements and accounts for them as such. The Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

The Company has given letters of guarantee to secure obligations of subsidiary undertakings in respect of bank loans. The maximum amounts guaranteed at the year end amounted to €348m (2006: €480m). The actual loans outstanding at 28 February 2007 amounted to €348m (2006: €430m).

Pursuant to the provisions of Section 17 of the Companies (Amendment) Act, 1986, the Company has guaranteed the liabilities of all its subsidiary companies incorporated in the Republic of Ireland for the financial year to 28 February 2007 and as a result such subsidiaries are exempt from the filing provisions of Section 7, Companies (Amendment) Act, 1986. Details of subsidiaries are set out in note 29.

24 Employee numbers & remuneration costs

The average number of persons employed by the Group (including executive directors) during the year, analysed by category, was as follows:

	2007 Number	2006 Number
Production	**573**	548
Sales & marketing	**459**	582
Distribution	**519**	531
Administration	**180**	191
Total	**1,731**	1,852

The aggregate remuneration costs of these employees were:

	2007 €m	2006 €m
Wages, salaries and other short term employee benefits	**83.3**	81.8
Termination benefits	**0.7**	6.9
Social welfare costs	**7.9**	7.3
Pension costs – defined benefit schemes	**8.6**	6.9
Pension costs – defined contribution schemes	**0.5**	-
Equity settled share based employee benefits	**4.3**	1.1
Charged to the Income Statement	**105.3**	104.0
Actuarial (gains)/losses on defined benefit pension schemes	**(1.5)**	6.1
Total employee benefits	**103.8**	110.1

The amount charged to the Income Statement in respect of defined benefit pension costs in year ended 28 February 2006 was reduced by an exceptional credit of €1.2m as detailed in note 3.

25 Retirement benefit obligations

The Group operates a number of defined benefit pension schemes for employees in the Republic of Ireland and Northern Ireland, all of which provide pension benefits based on final salary and the assets of which are held in separate trustee administered funds.

Independent actuarial valuations of the defined benefit schemes are carried out on a triennial basis using the projected unit credit method. The most recently completed actuarial valuations of the main schemes were carried out on 1 January 2006. The actuarial valuations are not available for public inspection, however the results of the valuations are advised to members of the various schemes.

Independent actuaries, Mercer Human Resource Consulting, have employed the projected unit credit method to determine the present value of the defined benefit obligations arising, the related current service cost and the funding requirements.

The financial assumptions that have the most significant impact on the results of the actuarial valuations are those relating to the long term rate of return on investments, the rate of increase in salaries and pensions and the discount rate used to convert future pension liabilities to current values. These and other assumptions used are set out below.

Mortality rates also have a significant impact on the actuarial valuations and the rates used have been based on the most up-to-date mortality tables, which in the case of Non Pensioners are PA92(C=2020) medium cohort and in the case of Pensioners are PA92(C=2005) medium cohort. These tables conform to best practice.

The pension charge in the income statement for the year ended 28 February 2007 amounted to €8.6 million (2006: €6.9m).

Financial assumptions

Scheme liabilities:
The principal long-term financial assumptions used by the Group's actuaries in the computation of the defined benefit liabilities arising on pension schemes as at 28 February 2007, 28 February 2006 and 28 February 2005 are as follows:

	2007		2006		2005	
	ROI	**UK**	ROI	UK	ROI	UK
	€m	**€m**	€m	€m	€m	€m
Salary increases	**4.25%**	**4.00%**	3.50%	3.60%	3.50%	4.00%
Increases to pensions in payment	**3.00%**	**2.50%**	3.00%	2.60%	3.00%	2.50%
Discount rate	**4.60%**	**4.90%**	4.50%	4.70%	4.75%	5.25%
Inflation rate	**2.50%**	**3.20%**	2.25%	2.60%	2.25%	2.50%

Scheme assets:
The long-term rates of return expected at 28 February 2007 and 28 February 2006, determined in conjunction with the Group's actuaries, analysed by the class of investments in which the schemes assets are invested, are as follows:

	2007		2006	
	ROI	UK	ROI	UK
Equity	**7.50%**	**7.50%**	7.30%	8.00%
Bonds	**4.00%**	**4.50%**	3.30%	4.00%
Property	**6.10%**	**5.25%**	6.10%	6.50%
Other	**2.25%**	**5.25%**	2.25%	3.00%

25 Retirement benefit obligations (continued)

(a) Analysis of amount recognised in the Income Statement

	2007			2006		
	ROI €m	UK €m	Total €m	ROI €m	UK €m	Total €m
Analysis of defined benefit expense:						
Current service cost	**9.4**	**1.0**	**10.4**	8.0	0.8	8.8
Past service cost	**-**	**-**	**-**	0.1	-	0.1
Settlements and curtailments	**-**	**-**	**-**	(1.2)	-	(1.2)
Interest on scheme liabilities	**9.6**	**1.6**	**11.2**	8.8	1.4	10.2
Expected return on scheme assets	**(11.7)**	**(1.3)**	**(13.0)**	(9.8)	(1.2)	(11.0)
Total expense recognised in operating costs	7.3	1.3	8.6	5.9	1.0	6.9

(b) Analysis of amount recognised in the Statement of Recognised Income & Expense (SORIE)

	2007			2006			2005		
	ROI €m	UK €m	Total €m	ROI €m	UK €m	Total €m	ROI €m	UK €m	Total €m
Actual return less expected return on scheme assets	**3.8**	**-**	**3.8**	21.3	2.6	23.9	4.7	0.5	5.2
Experience gains and losses on scheme liabilities	**(2.7)**	**-**	**(2.7)**	7.0	(1.0)	6.0	(0.8)	-	(0.8)
Effect of changes in assumptions on value of liabilities	**3.6**	**(3.2)**	**0.4**	(30.3)	(5.7)	(36.0)	(16.2)	-	(16.2)
Total pension cost recognised in SORIE	**4.7**	**(3.2)**	**1.5**	(2.0)	(4.1)	(6.1)	(12.3)	0.5	(11.8)

The cumulative actuarial loss recognised to date in the SORIE is €16.4m.

25 Retirement benefit obligations (continued)
(c) Impact on Group Balance Sheet

The net pension liability at 28 February 2007 is analysed as follows:

	2007 ROI €m	2007 UK €m	2007 Total €m	2006 ROI €m	2006 UK €m	2006 Total €m
Analysis of net pension deficit						
Bid value of assets at year end:						
Equity (i)	**144.2**	**18.0**	**162.2**	140.0	16.5	156.5
Bonds	**19.9**	**2.5**	**22.4**	22.4	2.2	24.6
Property	**13.4**	**0.2**	**13.6**	10.8	1.2	12.0
Other	**5.2**	**1.7**	**6.9**	5.5	0.2	5.7
	182.7	**22.4**	**205.1**	178.7	20.1	198.8
Actuarial value of scheme liabilities	**(216.6)**	**(40.0)**	**(256.6)**	(223.1)	(34.6)	(257.7)
Deficit in the scheme	**(33.9)**	**(17.6)**	**(51.5)**	(44.4)	(14.5)	(58.9)
Related deferred tax asset	**3.4**	**5.3**	**8.7**	4.5	4.3	8.8
Net pension liability	**(30.5)**	**(12.3)**	**(42.8)**	(39.9)	(10.2)	(50.1)

(i) including an investment in C&C Group plc of €0.4m.

	2007 ROI €m	2007 UK €m	2007 Total €m	2006 ROI €m	2006 UK €m	2006 Total €m
Reconciliation of scheme assets (bid values)						
Assets at start of year	**178.7**	**20.1**	**198.8**	145.5	15.4	160.9
Movement in year:						
Translation adjustment	**-**	**0.3**	**0.3**	-	0.1	0.1
Expected return on assets	**11.7**	**1.3**	**13.0**	9.8	1.2	11.0
Actuarial gains	**3.8**	**-**	**3.8**	21.3	2.6	23.9
Employer contributions	**13.1**	**1.4**	**14.5**	5.8	1.5	7.3
Member contributions	**1.8**	**-**	**1.8**	1.6	-	1.6
Benefit payments	**(5.4)**	**(0.7)**	**(6.1)**	(5.3)	(0.7)	(6.0)
	203.7	**22.4**	**226.1**	178.7	20.1	198.8
Disposal of Snacks business	**(21.0)**	**-**	**(21.0)**	-	-	-
Assets at end of year	**182.7**	**22.4**	**205.1**	178.7	20.1	198.8

25 Retirement benefit obligations (continued)
(c) Impact on Group Balance Sheet (continued)

The expected employer contributions to defined benefit schemes for year ending 28 February 2008 is €9.8m.
The scheme assets had the following investment profile at the year end:

	2007 ROI	2007 UK	2007 Total	2006 ROI	2006 UK	2006 Total
Equities	**79.5%**	**81.0%**	**80.0%**	78.3%	82.0%	78.5%
Bonds	**11.0%**	**11.0%**	**11.0%**	12.7%	11.0%	12.7%
Property	**7.0%**	**7.0%**	**7.0%**	5.3%	6.0%	5.8%
Other	**2.5%**	**1.0%**	**2.0%**	3.7%	1.0%	3.0%
	100.0%	**100.0%**	**100.0%**	100.0%	100.0%	100.0%

	2007 ROI €m	2007 UK €m	2007 Total €m	2006 ROI €m	2006 UK €m	2006 Total €m
Reconciliation of actuarial value of liabilities						
Liabilities at start of year	**223.1**	**34.6**	**257.7**	187.9	26.0	213.9
Movement in year						
Translation adjustment	**-**	**0.3**	**0.3**	-	0.4	0.4
Current service cost	**9.4**	**1.0**	**10.4**	8.0	0.8	8.8
Past service cost	**-**	**-**	**-**	0.1	-	0.1
Settlements and curtailments	**-**	**-**	**-**	(1.2)	-	(1.2)
Interest cost on scheme liabilities	**9.6**	**1.6**	**11.2**	8.8	1.4	10.2
Member contributions	**1.8**	**-**	**1.8**	1.6	-	1.6
Actuarial (gain)/loss immediately recognised	**(0.9)**	**3.2**	**2.3**	23.2	6.7	29.9
Benefit payments	**(5.4)**	**(0.7)**	**(6.1)**	(5.3)	(0.7)	(6.0)
	237.6	**40.0**	**277.6**	223.1	34.6	257.7
Disposal of Snacks business	**(21.0)**	**-**	**(21.0)**	-	-	-
Liabilities at end of year	**216.6**	**40.0**	**256.6**	223.1	34.6	257.7

26 Share based payments

In May 2004, the Group established an executive share option scheme under which options to purchase shares in C&C Group plc are granted to certain executive directors and senior management. Under the terms of the scheme, the options are exercisable at the market price prevailing at the date of the grant of the option. Options were granted in May 2004, June 2005 and June 2006 under this scheme.

In January 2006, the Group established a Long Term Incentive Plan (LTIP) under the terms of which options to purchase shares in C&C Group plc are granted at nil value to certain key executive employees. Options under this scheme were granted in January 2006 and June 2006.

In 2001 the Group entered into an agreement with trade unions representing the majority of its employees, which provided for the establishment of an approved save as you earn scheme and of an approved profit sharing scheme.

26 Share based payments (continued)

The Group is currently in discussion with its employees regarding the elements of this Agreement. Pending the outcome of these discussions, a discretionary scheme has been put in place for the year ended 28 February 2007. Under this scheme, due to exceptional earnings per share growth in the year, the Remuneration Committee and the Board have approved a share allocation of between 3% and 4% of basic salary remuneration to employees subject to a minimum allocation of €1,000 per employee. The cost, which has been reflected in the income statement, is €2.5m. These shares will be issued insofar as possible to the Irish/UK Revenue approved employee trusts. For the purposes of estimating the number of shares to be allocated to this scheme the year end share price has been used.

Further details of the terms applicable to these option schemes are outlined in the report of the Remuneration Committee.

Details of the options granted under these schemes are as follows:

Grant Date	Vesting period	Number of options	Weighted Grant price €	Average Fair value €	Expense in Income statement 2007 €m	Expense in Income statement 2006 €m
13 May 2004	3 years	**4,914,900**	2.26	0.49	**0.8**	0.8
20 June 2005	3 years	**1,708,200**	3.56	0.72	**0.5**	0.3
12 Jan 2006 (LTIP)	3 years	**44,365**	-	4.63	**0.1**	-
15 June 2006	3 years	**846,900**	6.52	1.24	**0.3**	-
15 June 2006 (LTIP)	3 years	**127,600**	-	4.48	**0.1**	-
		7,641,965			**1.8**	1.1
APSS Scheme		**231,158**			**2.5**	-
		7,873,123			**4.3**	1.1

A summary of activity under the Group's share option schemes together with the weighted average exercise price of the share options is as follows:

	2007 Number of options	2007 Weighted average exercise price €	2006 Number of options	2006 Weighted average exercise price €
Outstanding at beginning of year	6,667,465	2.58	4,914,900	2.26
Granted	974,500	5.67	1,752,565	3.47
Exercised	(772,700)	2.59	-	-
Lapsed	(82,000)	2.70	-	-
Outstanding at end of year	**6,787,265**	**3.02**	6,667,465	2.58

The options outstanding at 28 February 2007 have a weighted average vesting period outstanding of 1 year and a weighted average contractual life of 4.9 years.

The weighted average share price at date of exercise of all options exercised during the period was €9.16.

26 Share based payments (continued)

The fair value assigned to the options that were granted in May 2004, June 2005 and June 2006 were computed in accordance with the trinomial valuation methodology and the fair value of the LTIP options granted in January 2006 and June 2006 were computed in accordance with the stochastic model. The main assumptions used in the valuations were as follows: -

	LTIP Options Granted June 2006	Options Granted June 2006	LTIP Options Granted January 2006	Options granted June 2005	Options granted May 2004
Exercise price	€0.00	€6.52	€0.00	€3.56	€2.26
Risk free interest rate	n/a	3.15%	n/a	3.0%	3.9%
Expected volatility	23.4%	25%	24%	25%	27%
Expected life	3.5 years	7 years	3.5 years	7 years	7 years
Dividend yield	2.5%	2.5%	5%	5%	5%

Expected volatility was based on an analysis of the historic volatility of C&C Group plc shares and other quoted companies on the Irish and London Stock Exchanges reflecting the short trading history of the Group. The amount charged to the Income Statement in respect of the above option grants assumes that all options outstanding will vest and that all qualifying conditions will be achieved.

27 Financial instruments and risk management

Disclosures in accordance with IAS 32 and IAS 39

Risk exposures

The Group's multinational operations expose it to different financial risks that include foreign exchange rate risk, credit risk, liquidity risk and interest rate risk. The Group has a risk management programme in place that seeks to limit the impact of these risks on the financial performance of the Group. The Board has determined the policies for managing these risks. It is the policy of the Board to manage these risks in a non-speculative manner.

Foreign exchange risk

The Group's main currency exposure relates to sales transactions in foreign currencies, as it has significant net receivables in Sterling and US$ relating to its export sales. Group policy is to limit the short-term exposures to fluctuations in these currencies by hedging a significant portion of the projected non-euro forecast sales revenue up to a maximum of two years ahead.

Group treasury manages currency exposures for the entire Group centrally and the hedging mechanism used is forward foreign currency contracts.

The Group's operations are predominately located in the eurozone and Group debt is all denominated in euro. Consequently, the Group has only limited exposure to exchange risk related to the translation of foreign operations. Given the low level of exposure, it is Group policy not to hedge this balance sheet risk.

Credit risk

The Group has detailed procedures for monitoring and managing the credit risk relating to its trade receivables, including a strict credit assessment of all new applicants who are requesting credit trading terms. From time to time the Group holds significant cash balances, which are invested on a short-term basis and disclosed under cash and cash equivalents in the Balance Sheet. It is Group policy to restrict the investment of these funds to banks with high credit risk ratings.

27 Financial instruments and risk management (continued)

Interest rate risk

The Group's exposure to market risk for changes in interest rates arises from its long-term debt obligations. Group treasury, using interest rate swaps to give the desired mix of fixed and floating rate debt, manages interest cost and exposure to market risk centrally. The Group policy is to fix interest rates on between 50% and 60% of Group debt. With the objective of managing this mix in a cost-efficient manner, the Group enters into interest rate swaps under which the Group contracts to exchange, at predetermined intervals, the difference between fixed and variable interest amounts calculated by reference to a pre-agreed notional principal. These swaps are designated under IAS 39 as cashflow hedges to hedge the exposure to variability in cashflow arising on the interest element only.

Liquidity risk

The Group's main liquidity risk relates to maturing debt. The Group's policy is to ensure that sufficient resources are available either from cash balances, cash flows or committed bank facilities to meet all debt obligations as they fall due. To achieve this the Group (a) maintains adequate cash or cash equivalent balances; (b) prepares detailed 3 year cash projections; and (c) keeps refinancing options under review with a view to replacing all debt facilities in advance of their maturity dates.

Accounting for derivatives and hedging activities

All derivatives are initially recorded at fair value on the date the contract is entered into and subsequently, remeasured to fair value at reporting dates. The gain or loss arising on remeasurement is recognised in the income statement except where the instrument is a designated hedging instrument under the cashflow hedging model.

In order to qualify for hedge accounting, the Group is required to document the relationship between the item being hedged and the hedging instrument and demonstrate, at inception, that the hedge relationship will be highly effective on an ongoing basis. The hedge relationship must also be tested for effectiveness retrospectively and prospectively on subsequent reporting dates.

Gains and losses on cash flow hedges that are determined to be highly effective are recognised in a cashflow hedging reserve within equity to the extent that they are actually effective. When the forecasted transaction occurs, the gains or losses deferred in equity are released to the income statement. Ineffective portions of the gain or loss on the hedging instrument are recognised in the income statement.

The Group has designated all its currency and interest rate hedges as hedging instruments on the basis that they all relate to either highly probable forecasted future transactions or recognised liabilities and meet the requirements as set out in IAS 32 and IAS 39.

27 Financial instruments and risk management (continued)

Summary of derivatives, assets & liabilities

Derivative financial instruments recognised as assets and liabilities in the Group's Balance Sheet are analysed as follows: -

	2007 €m	2006 €m
Non-current assets:		
Interest rate swaps	**1.9**	1.0
Forward currency contracts	**1.8**	-
	3.7	1.0
Current assets:		
Interest rate swaps	**1.3**	-
Forward currency contracts	**1.0**	-
	2.3	-
Non-current liabilities:		
Interest rate swaps	-	(0.5)
Forward currency contracts	-	(0.2)
	-	(0.7)
Current liabilities:		
Interest rate swaps	-	(0.8)
Forward currency contracts	**(4.2)**	(1.7)
	(4.2)	(2.5)
Total	**1.8**	(2.2)

Borrowing and interest rate analysis

The interest rate and currency profile of the Group's net debt at 28 February 2007 is as follows: -

	Euro €m	Sterling €m	USD/CAD €m	Total €m
Interest bearing bank loans (floating rate)	(348.0)	-	-	(348.0)
Cash and cash equivalents	22.3	15.4	3.0	40.7
	(325.7)	**15.4**	**3.0**	**(307.3)**

Interest rate swap contracts in place at 28 February 2007 have the effect of converting up to €200m (2006: €250m) of Group debt from floating rates to fixed rates. The level of cover in place in summarised as follows:-

	Weighted average amount fixed €m	Fixed interest rate
Year ending 29 February 2008	200.0	3.80%
Year ending 28 February 2009	100.0	3.62%
Year ending 28 February 2010	100.0	3.62%
Year ending 28 February 2011	50.0	3.95%

27 Financial instruments and risk management (continued)

Foreign currency analysis

The currency profile of the Group's receivables as at 28 February 2007 is as follows:-

	Euro €m	Sterling €m	USD/CAD €m	Total €m
Trade receivables	58.9	54.9	4.7	**118.5**
Prepayments	15.9	2.1	-	**18.0**
VAT recoverable	2.2	0.1	-	**2.3**
Total	**77.0**	**57.1**	**4.7**	**138.8**

Foreign currency contracts in place at 28 February 2007 can be summarised as follows:-

	Stg£m	Stg£ Avg fwd rate	US$m	US$ Avg fwd rate	CAN$m	CAN$ Avg fwd rate
Year ending 28 February 2008	209.0	0.69	22.5	1.28	6.0	1.47
Year ending 28 February 2009	140.0	0.68	8.7	1.32	1.6	1.52

Estimation of fair values

Set out below are the major methods and assumptions used in estimating the fair values of the financial assets and liabilities. There is no material difference between the fair value of these assets and liabilities and their carrying amount.

Short term bank deposits and cash and cash equivalents

The nominal amount of all short term bank deposits and cash and cash equivalents is deemed to reflect fair value at the Balance Sheet date.

Trade and other receivables/payables

The nominal amount of all trade and other receivables/payables is deemed to reflect fair value at the balance sheet date.

Derivatives (interest rate swaps and forward currency contracts)

The fair values of forward currency contracts and interest rate swaps are based on market prices and calculations supplied by the financial institutions who are the counterparties to the contracts.

Interest bearing loans and borrowings

The nominal amount of all interest bearing loans and borrowings is deemed to reflect fair value at the balance sheet date, as all loans bear interest at floating rates.

28 Related party transactions

(a) Group

Identity of related parties

The principal related party relationships requiring disclosure in the consolidated financial statements of the Group under IAS24 *Related Party Disclosures*, pertain to the existence of subsidiaries, transactions with these entities entered into by the Group and the identification and compensation of key management personnel.

Subsidiary undertakings

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A listing of the principal subsidiaries is provided in note 29. Sales to and purchases from, together with outstanding payables and receivables are eliminated in the preparation of the consolidated financial statements in accordance with IAS27 Consolidated Financial Statements.

Key management personnel

For the purposes of the disclosure requirements of IAS 24, the term "key management personnel" has been defined by the Group, as its executive and non-executive directors.

Details of key management remuneration are as follows:

	2007 Number	2006 Number
Number of individuals	**11**	11
	€m	**€m**
Salaries and other short term employee benefits	**3.5**	3.0
Post employment benefits	**0.6**	0.5
Equity settled share based employee benefits (incl. LTIPs)	**1.0**	0.5
Charged to the Income Statement	**5.1**	4.0
Actuarial loss recognised on defined benefit pension schemes	**0.1**	1.8
Total	**5.2**	5.8

Details of transactions with executive and non-executive directors are set out in the Report of the Remuneration Committee on pages 36 to 41.

(b) Company

The Company has a related party relationship with its subsidiaries. Details of the transactions in the year between the Company and its subsidiaries are as follows:

	€m
Dividends received from subsidiaries	100.0
Expenses paid by subsidiaries on behalf of the Company	(1.2)
Equity settled share based employee benefits	1.8
Movement in loans with subsidiaries	(44.1)

29 Subsidiary undertakings

	Name	Nature of business	Class of shares held (100%)
	Trading subsidiaries		
*	Aquaporte Limited	Bottled water	Ordinary
*	Ballygowan Limited	Bottled water	Ordinary
*	Bulmers Limited	Cider	Ordinary
*	C&C Agencies Limited	Soft drinks/land dealing	Ordinary
*	C&C (Belfast) Limited	Soft drinks/wine & spirits	Ordinary & Preference
*	C&C (Holdings) Limited	Holding company	Ordinary
*	C&C (Ireland) Limited	Soft drinks	Ordinary
*	C&C (Wholesale) Limited	Soft drinks/beer distribution	Ordinary
#*	C&C Group International Holdings Limited	Holding company	Ordinary
*	C&C Group Irish Holdings Limited	Holding company	Ordinary
*	C&C International Limited	Liqueurs	Ordinary
*	C&C Logistics Limited	Distribution	Ordinary
*	C&C Management Services Limited	Provision of management services	Ordinary
*	Grants of Ireland Limited	Wine & spirits	Ordinary
~	Quinns of Cookstown (1964) Limited	Soft drinks/beer distribution	Ordinary
*	William J. Dwan & Sons Limited	Soft drinks/beer distribution	Ordinary & Preference
*	Wm. Magner Limited	Cider	Ordinary
	Wm. Magner, Inc	Cider	Ordinary
	Other subsidiaries		
*	Aquaporte Group Limited	Non-trading	Ordinary
*	Ballygowan Group Limited	Holding company	Ordinary
*	Bestormel Limited	Holding company	Ordinary
*	Bouchel Limited	Holding company	Ordinary
*	Britvic Limited	Non-trading	Ordinary
*	C&C (Investments) Limited	Non-trading	Ordinary
*	C&C (Munster) Limited	Non-trading	Ordinary
*	C&C Group Pension Trust (No. 2) Limited	Non-trading	Ordinary
*	C&C Group Pension Trust Limited	Non-trading	Ordinary
~	C&C Logistics (NI) Limited	Non-trading	Ordinary
~	C&C Pension Trust (1973) Limited	Non-trading	Ordinary
~	C&C Pension Trust (1988) Limited	Non-trading	Ordinary

29 Subsidiary undertakings

	Name	Nature of business	Class of shares held (100%)
~	C&C Profit Sharing Trustee (NI) Limited	Non-trading	Ordinary
*	C&C Profit Sharing Trustee Limited	Non-trading	Ordinary
	Cantrell & Cochrane BV.	Non-trading	Ordinary
*	Cravenby Limited	Non-trading	Ordinary
*	Edward and John Burke (1968) Limited	Patent company	Ordinary
*	Edward and John Burke Limited	Non-trading	Ordinary
*	Findlater (Wine Merchants) Limited	Non-trading	Ordinary
*	Fruit of the Vine Limited	Non-trading	Ordinary
~	Hollywood & Donnelly Limited	Non-trading	Ordinary
*	Irish Mist Liqueur Company Limited	Non-trading	Ordinary*
*	Lough Corrib Mineral Water Company Limited	Non-trading	Ordinary
*	M O'Sullivan & Sons Limited	Non-trading	Ordinary
~	Reihill McKeown Limited	Non-trading	Ordinary
*	Showerings (Ireland) Limited	Non-trading	Ordinary
*	Thwaites Limited	Holding company	Ordinary
*	TJ Carolan & Son Limited	Non-trading	Ordinary
*	Tullamore Dew Company Limited	Non-trading	Ordinary
*	Vandamin Limited	Non-trading	Ordinary

All the above subsidiary companies are registered in the Republic of Ireland and have their registered office at Kylemore Park, Dublin 10, with the exception of Cantrell & Cochrane B.V. which has its registered office at A.J. Ernststraat 595 H, 1082 LD, Amsterdam, Wm Magner, Inc. which has its registered office at 1114 Avenue of the Americas, New York 10036-7703 and those marked "~" which have their registered offices at 468-472 Castlereagh Road, Belfast.

* Companies covered by Section 17 guarantees (note 23).
\# Immediate subsidiaries of C&C Group plc.

30 Approval of financial statements

These financial statements were approved by the directors on 9 May 2007.

Shareholder and other information

C&C Group plc is an Irish registered company. Its ordinary shares are quoted on the Irish and London Stock Exchanges. C&C also has a Level 1 American Depository Receipts (ADR) programme for which Deutsche Bank acts as depository (symbol CCGGY). Each ADR share represents three C&C ordinary shares.

Financial Calendar	**Date**
Annual general meeting	13 July 2007
Payment date for final dividend	17 July 2007
Interim results	
Interim results announcement	October 2007
Interim dividend payment	December 2007
Financial year-end	29 February 2008

Website
Further information on C&C Group plc is available at *www.candcgroupplc.com*

Secretary and Registered Office
Noreen O'Kelly
C&C Group plc
Kylemore Park, Dublin 10
Tel: +353 1 616 1100
Fax: +353 1 616 1125

Investor Relations
K Capital Source
8 Raglan Road, Dublin 4

Registrars
Shareholders/investors with queries concerning their holdings, dividend information or administrative matters should contact our registrars:

Capita Registrars
Unit 5, Manor Street Business Park
Manor Street, Dublin 7
Tel: +353 1 810 2400
Fax: +353 1 810 2422
Email: enquiries@capitacorporateregistrars.ie

Principal bankers
AIB Bank
Bank of Ireland

Solicitors
McCann FitzGerald
Riverside One,
Sir John Rogerson's Quay,
Dublin 2

Stockbrokers
Citigroup
Davy Stockbrokers

Auditor
KPMG
Chartered Accountants
1 Stokes Place
St. Stephen's Green, Dublin 2

Dividend Payments
An interim dividend of 12c per ordinary share was paid on 13 December 2006.

A final dividend of 15c, if approved, will be paid in respect of ordinary shares on 17 July 2007. A scrip alternative will be offered to shareholders.

Dividend Withholding Tax ('DWT') must be deducted from dividends paid by an Irish resident company, unless a shareholder is entitled to an exemption and has submitted a properly completed exemption form to the Company's Registrars. DWT applies to dividends paid by way of cash or by way of shares under a scrip dividend scheme and is deducted at the standard rate of income tax (currently 20%). Non-resident shareholders and certain Irish companies, trusts, pension schemes, investment undertakings and charities may be entitled to claim exemption from DWT and have been sent the relevant form. Further copies of the form may be obtained from Capita Registrars. Shareholders should note that DWT will be deducted from dividends in cases where a properly completed form has not been received by the relevant record date. Individuals who are resident in Ireland for tax purposes are not entitled to an exemption.

Shareholders who wish to have their dividend paid direct to a bank account, by electronic funds transfer, should contact Capita Registrars to obtain a mandate form. Tax vouchers will be sent to the shareholder's registered address under this arrangement.

Dividends are paid in euro. In order to avoid costs to shareholders, dividends are paid in sterling to shareholders resident in the UK unless they require otherwise.

CREST
Transfer of the Company's shares takes place through the CREST settlement system. Shareholders have the choice of holding their shares in electronic form or in the form of share certificates.

C&C group plc

Kylemore Park, Dublin 10, Ireland
www.candcgroupplc.com



Regulatory Announcement

Go to market news section

Company	C&C Group Plc
TIDM	CCR
Headline	Director/PDMR Shareholding
Released	15:58 14-Jun-07
Number	3936Y

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act

1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Maurice Pratt - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should

not be taken into account when calculating percentage)

1,010,658 (0.31%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

13 June 2007

18. Period during which or date on which it can be exercised

13 June 2010 to 12 December 2010 for LTIP Options

13 June 2010 to 12 June 2014 for Executive Share Option Scheme Options

19. Total amount paid (if any) for grant of the option

Euro nil

20. Description of *shares* or debentures involved (*class* and number)

Options over 25,100 Ordinary Shares of Euro 0.01 each under LTIP scheme

Options over 94,200 Ordinary Shares of Euro 0.01 each under Executive Share Option Scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro nil for LTIP Options

Euro 11.53 for Executive Share Option Scheme Options

22. Total number of *shares* or debentures over which options held following notification

107,565 options under LTIP Scheme

1,587,800 options under Executive Share Option Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary.

Date of notification

14 June 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act

1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UK LA Disclosure rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Brendan McGuinness - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

1,209,146 (0.37%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

13 June 2007

18. Period during which or date on which it can be exercised

13 June 2010 to 12 January 2014

19. Total amount paid (if any) for grant of the option

Euro Nil

20. Description of *shares* or debentures involved (*class* and number)

Options over 35,100 Ordinary Shares of Euro 0.01 each under Executive Share Option Scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro 11.53

22. Total number of *shares* or debentures over which options held following notification

521,300 options under Executive Share Option Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary.

Date of notification

14 June 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act

1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UKLA Disclosure rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Brendan Dwan - Director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

639,005 (0.19%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

13 June 2007

18. Period during which or date on which it can be exercised

13 June 2010 to 12 December 2010

19. Total amount paid (if any) for grant of the option

Euro Nil

20. Description of *shares* or debentures involved (*class* and number)

Options over 19,500 shares of Euro 0.01 each issued under LTIP scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro nil

22. Total number of *shares* or debentures over which options held following notification

403,100 options under Executive Share Option Scheme

49,900 options under LTIP Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary.

Date of notification

14 June 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act

1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UKLA Disclosure rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

James Muldowney - director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

313,142 (0.1%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

13 June 2007

18. Period during which or date on which it can be exercised

13 June 2010 to 12 December 2010

19. Total amount paid (if any) for grant of the option

Euro nil

20. Description of *shares* or debentures involved (*class* and number)

Option over 15,100 Shares of Euro 0.01 each under LTIP scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Euro nil

22. Total number of *shares* or debentures over which options held following notification

343,600 options under Executive Share Option Scheme

39,500 options under LTIP Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary

Date of notification

14 June 2007

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act

1990 or entered into the issuer's register in accordance with section 59of the Companies Act 1990; or

(iii) both (i) and (ii)

both (i) and (ii) and also pursuant to UKLA Disclosure rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Noreen O'Kelly, - Co Secretary

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

N/A

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

N/A

8 State the nature of the transaction

N/A

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

N/A

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

N/A

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

N/A

14. Date and place of transaction

N/A

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

135,500 (0.04%) ordinary shares of Euro 0.01 each

16. Date issuer informed of transaction

N/A

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

13 June 2007

18. Period during which or date on which it can be exercised

13 June 2010 to 12 December 2010

19. Total amount paid (if any) for grant of the option

Euro nil

20. Description of *shares* or debentures involved (*class* and number)

Option over 11,200 Shares of Euro 0.01 each under LTIP scheme

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Nil

22. Total number of *shares* or debentures over which options held following notification

210,900 options under Executive Share Option Scheme

28,900 options under LTIP Scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly

+ 353 1 6161103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly,

Company Secretary.

Date of notification

13 June 2007

END

END

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Regulatory Announcement

Go to market news section

REFERENCE No: 82-34

Company	C&C Group Plc
TIDM	CCR
Headline	Transaction in Own Shares
Released	07:00 19-Jun-07
Number	5805Y

REFERENCE No: 82-34854

C&C Group plc

Transaction in Own Shares

C&C Group plc announces that on 18 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €11.92 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 328,444,177.

Enquires:

Davy Corporate Broking
Tel: +353 1 614 9073

END

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Regulatory Announcement

REFERENCE No: 82-34854

Go to market news section

Company	C&C Group Plc
TIDM	CCR
Headline	Transaction in Own Shares
Released	18:10 20-Jun-07
Number	7496Y

C&C Group plc

Transaction in Own Shares

C&C Group plc announces that on 19 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €11.57 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 328,144,177.

Enquires:

Noreen O'Kelly
Company Secretary
Tel: +353 1 616 1100

END

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Regulatory Announcement

Go to market news section

Company	C&C Group Plc
TIDM	CCR
Headline	Transaction in Own Shares
Released	07:00 21-Jun-07
Number	7370Y

REFERENCE No: 82-34854

C&C Group plc

Transaction in Own Shares

C&C Group plc announces that on 20 June 2007, it purchased 300,000 ordinary shares of €0.01 each in the issued share capital of the Company ('Ordinary Shares') at €11.673 per share.

All of these Ordinary Shares repurchased will be cancelled. Following this repurchase the number of Ordinary Shares in issue is 327,844,177.

Enquires:

Davy Corporate Broking
Tel: +353 1 614 8829

END

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END